30

04010973

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME City Developments Ltd

*CURRENT ADDRESS

PROCESSED
APR 01 2004
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3672 FISCAL YEAR 12-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 3/31/04

Envisioning
Tomorrow's
World



CITY DEVELOPMENTS LIMITED

SUMMARY REPORT 2003

Looking Ahead Into 2004

Property

- Launch of new developments
  - Marina Boulevard White Site – about 1,100 residential units
  - City Square, Kitchener Road – about 850 residential units

Hotel

- M&C is well positioned to benefit from upturn in the market
- Maintain efficient cost control
- Increase market share with aggressive tactical marketing

Diversification of Earnings

- Identify real estate opportunities in the region
- Expect to be more active in Bangkok, Seoul and Tokyo

Contents



Envisioning Tomorrow's World

Poised at the forefront of redefining the urbanscape in the world's major capitals, CDL sets its sights on bigger opportunities, moving confidently into a new phase.

CDL's latest landmark of excellence – the flagship residential development at the Marina Boulevard White Site ushers in a new era of distinctive homes with the highest standards of innovation, quality, service and leadership.

Embrace the future.
CDL. Your Best Investment in A Home.

Cover Rationale

The architectural grid line framework lays out a futuristic, three-dimensional blueprint of the urban landscape, symbolising the far-reaching scope and dynamic thrust of CDL.

S$million	2003	2002	2001	2000	1999
Share capital	414	401	401	401	401
Reserves	4,189	3,461	3,371	3,509	3,057
Share capital and reserves	4,603	3,862	3,772	3,910	3,458
Minority interests	2,069	1,383	1,539	1,594	2,137
Total liabilities	6,387	6,023	6,630	6,127	5,522
	13,059	11,268	11,941	11,631	11,117
Property, plant and equipment	9,146	7,397	7,701	7,492	7,345
Development properties	2,238	2,178	2,337	2,058	1,547
Current & other assets	1,675	1,693	1,903	2,081	2,225
	13,059	11,268	11,941	11,631	11,117
Revenue	2,326	2,289	2,227	2,626	2,015
Profit before taxation (after associated companies and jointly controlled entities)	214	243	139	546	513
Profit after taxation and minority interests before extraordinary items	152	151	54	287	261
Net profit for the year	152	151	54	287	383
Proposed dividend (net)					
- first and final	48[1]	47	47	45	45
- special	323[1]	–	–	–	–
Rate of dividend					
- first and final	15%	15%	15%	15%	15%
- special	100%	–	–	–	–
Net asset value per S$0.50 share	$5.56	$4.82	$4.71	$4.86	$4.28
Earnings per share before extraordinary items	19 cents	19 cents	7 cents	36 cents	33 cents
Earnings per share	19 cents	19 cents	7 cents	36 cents	48 cents

Note:
1. By applying the corporate income tax rate of 20% which was announced on 27/2/04, the proposed first and final and special dividend would be S$50 million and S$331 million respectively.


Turnover
S$million
2003 2,326
2002 2,289


Turnover by Activity
S$million
2003
41 179 1,461 645
2002
40 202 1,494 553
Property Development
Hotel Operations
Rental Properties
Others


Turnover by Region
S$million
2003
170 971 1,185
2002
157 974 1,158
East & South East Asia
North America & Europe
Australia & New Zealand


Profit Before Taxation
S$million
2003 214
2002 243


Profit Before Taxation by Activity
S$million
2003
14 130 27 43
2002
1 19 72 151
Property Development
Hotel Operations
Rental Properties
Others


Profit Before Taxation by Region
S$million
2003
36 (49) 227
2002
28 27 188
East & South East Asia
North America & Europe
Australia & New Zealand


Net Profit for the Year
S$million
2003 152
2002 151


Proposed First and Final Dividend
S$million
2003 48
2002 47


Net Asset Value Per Share
S$
2003 5.56
2002 4.82


Earnings Per Share
cents
2003 19
2002 19


Total Share Capital and Reserves
S$million
2003 4,603
2002 3,862


Gross Assets
S$million
2003 13,059
2002 11,268



ECO-HOME PAR EXCELLENCE
Savannah CondoPark, Simei Rise

This safari-themed condo is the first of CDL's new generation eco-home. It comes with eco-friendly amenities such as a solar-powered clubhouse, a green corner and a pneumatic waste disposal system. Each apartment is fitted with energy-saving air-conditioning systems, and offer eco-friendly building materials like laminated floor and veneer-wrapped doors.



Setting New Precedents

Led by visionaries and spurred by strong financials, 2003 marks yet another year of firsts on both the international and local fronts. As one of Singapore's largest property developers, we lead by the best example. CDL is the first private property developer to attain ISO 14001 certification for environmental management.





HOME TO TRUE INNOVATION AND STYLE
Goldenhill Villas, Ang Mo Kio Avenue 1

This enclave of terrace and semi-detached houses is Singapore's first development with an eco-friendly, energy-saving ventilation system as well as state-of-the-art wireless alarm feature. Goldenhill Villas is also the first landed property to adopt precast construction on a large scale – a proven method that achieves more consistent quality, higher buildability and superior finishing.



ATTAINING NEW HEIGHTS

CDL has garnered a solid reputation for pioneering innovations – way ahead of its time. What sets us apart is the relentless pursuit of building perfection, incorporating only the best of tomorrow's technology and design into each feature. Our next generation of i-homes proudly bears the signature touch of CDL, realising the aspirations and lifestyle demands of the New Age homemaker – intelligence, interactivity and internet-readiness.





ACCOMMODATING THE BEST OF HOSPITALITY AND SERVICE
Grand Hyatt Taipei

Hailed by industry as the Best Business Hotel in Taipei and one of the Best Hotels in Asia, Grand Hyatt Taipei's reputation for impeccable service and luxurious amenities has earned the people's choice. The hotel is the only honorary from Taiwan in Travel + Leisure magazine's annual pickings of 500 Greatest Hotels and Resorts in the World. It's no wonder why many business and leisure travellers have made the Grand Hyatt Taipei their second home.



Extending Beyond Basics

The impetus to deliver first-rate customer satisfaction has propelled CDL into a new frontier. Within two years of establishing the industry's first integrated Customer Relationship Management (CRM) system, CDL took home the Singapore Building and Construction Authority's (BCA) Best Practice Award in 2003 for effectively harnessing human resources and Information Technology to enhance service excellence. At CDL, we do not believe in just going the extra mile, we believe in going the distance – to reach out and make a difference, always.





DESIGNER LIVING WITH QUALITY
AND CONVENIENCE
The Pier, Robertson Quay

Just a stone's throw from the trendy Mohamed Sultan stretch, the waterfront apartments at The Pier is the only property in Singapore where in time to come, residents will enjoy the privilege of having river taxi stops at door-step convenience. Life at The Pier is where Downtown chic meets pure sophistication. Perfectly situated on the fringe of the Central Business District, this prime development also lies in the heart of a burgeoning arts and cultural scene.



Making The Difference

Rewarded with the distinction as one of Asia's Leading Companies by the Far Eastern Economic Review and the recognition of various other industry experts continually inspires us to go beyond our business obligations. CDL prides itself in being an environmentally-conscious, community-minded organisation, with the ability to supersede quality standards and exceed expectations. We make it our business to deliver a total CDL experience from start to finish – this is our hallmark of exceptional living.



January

New Management contract was awarded for Millennium Hotels and Resorts to manage Millennium Airport Hotel Dubai in the United Arab Emirates.

February

Millennium Hotels and Resorts officially opened the Millennium Hotel Agadir in Morocco.



March

In line with the Group's strategy to capitalise on lifestyle and hospitality trends, The M Hotel Singapore launched "The Waterfloor", an exclusive urban spa oasis in the heart of the business district.




The Equatorial

April

CDL is conferred the Construction 21 Best Practice Award by the Building and Construction Authority (BCA) for its Customer Relationship Management (CRM) initiative, the first such initiative for the local real estate industry.

The Equatorial i-Home clinched the BCA Construction Excellence as well as Best Buildable Design Awards 2003. Faber Crest received the Certificate of Merit for Construction Excellence.

The Pier at Robertson, CDL's freehold 201-unit riverfront development, was launched. About 87% of the 120 units released for sale have been sold.

Millennium Hotels and Resorts launched its Gulf Air and JAL frequent flyer programmes.

Brian Turner Restaurant opened in Millennium Hotel London Mayfair.

The Orchard Hotel Singapore Hua Ting Chinese Restaurant received the "World Gourmet Summit Best Ethnic Chinese Restaurant Award 2003".



May

The Millenium Hilton Hotel in New York (closed since September 11, 2001) was reopened as a "brand new" hotel after restoration. Nearly half of 561 rooms opened in May.



June

Inaugural CDL-Singapore Sculpture Award launched. The winning work "Reed Sculpture" was picked from some 200 entries, and will be commissioned and placed at The Pier at Robertson.

Savannah CondoPark Phase 2 launched. More than 70% of the 150 units launched were sold within a month.

CDL acquired a 30,153 sq. feet land parcel at 40 Stevens Road, next to an adjoining plot owned by the Group at a price of $17.4 million. The land parcel is zoned for a residential development.

July

In a 50:50 joint venture, CDL and CapitaLand Limited jointly purchased en-bloc Parkview Condominium for $165 million. The total cost of the project is estimated at $320 million.

CDL is the first private developer to receive the Ministry of Manpower Occupational Safety and Health (OSH) Commendation in recognition of its efforts to ensure good safety performance of development projects in Singapore.

CDL made a mandatory unconditional offer to acquire all the issued ordinary shares in the capital of Target Realty Limited other than those already held by CDL, its related corporations or the respective nominees of CDL or its related corporations. CDL acquired a controlling interest in Target Realty Limited, owning more than 55% of its issued share capital.

Together with WestBrook, a US Real Estate Fund, CDL took a 50% stake in a partially completed hotel property in a well-located part of Bangkok, along the Chao Phraya River. This property will be refurbished.

In support of National Service and commitment to Singapore's defence, CDL organised the Singapore Armed Forces (SAF) Day Combined Rededication Ceremony for the Central Business District at the Grand Copthorne Waterfront Hotel Singapore.





August

City Serviced Offices, a wholly-owned subsidiary of CDL, commenced its operations as a one-stop serviced office and real estate solutions provider at Republic Plaza, CDL's flagship building.

In response to the liberalisation of the energy market, CDL appointed Tuas Power as the main electricity supplier for nine CDL commercial buildings, a move which helped to reduce energy cost for its tenants.

Official opening of Waterfront Conference Centre, an 18,000 sq. feet space with 28 meeting rooms and four ballrooms. The $4 million investment next to the Group's flagship hotel, Grand Copthorne Waterfront Hotel Singapore, is Singapore's third largest convention centre.

CDL sold its 50% stake in Seoul City Tower. The building was sold for Korean Won 152 billion.

September

For the 7th year running, CDL received the Friend of the Arts Award from the National Arts Council for its contributions and staunch support of the Arts.

CDL bought 36 units of The Imperial off River Valley Road for $52 million. This is about 20% of the 187-unit freehold development.

CDL sold its 50% interest in Lot 1 Shoppers' Mall. The property was sold for $243.8 million.

New Management contract was awarded for Millennium Hotels and Resorts to manage Millennium Resort Hotel in Marsa Alam, Egypt.

October

CDL received the Singapore HEALTH (Helping Employees Achieve Life-Time Health) Award 2003 (Silver), for its workplace health promotion programmes.

CDL is the first private property developer to receive the BCA ISO 14001 (Environmental Management) and OHSAS 18001 (Occupational Health and Safety) certification for setting standards in property development and project management services.

CDL is also the first private developer from Singapore to be conferred UK's Royal Society For the Prevention of Accidents (RosPA) Silver Award for excellence in managing health and safety issues for 11 projects in 2003.

CDL launched a "TOP Online" web page for homebuyers of CDL's properties to track its construction progress and status.

Launch of Emery Point, a freehold condominium with a soaring 19-storey tower comprising 51 luxurious apartments at Ipoh Lane.

November

Monterey Park Condominium in the West Coast was launched with 40% of its 93 units sold in just two weeks. The 999-year leasehold, 280-unit development was priced at $580 per sq. feet.

Savannah CondoPark's Phase 3 launch of 100 units saw 30% sold within three weeks.

The legendary St. Regis Singapore will open in 2007 at a 180,000 sq. feet site along Tanglin Road. The third in Asia, the prestigious St. Regis Singapore will be managed by Starwood Hotels & Resorts Worldwide, Inc. and Richmond Hotel Private Limited, an associated company of CDL.

Project Eco Office, a pioneering community project launched by CDL and the Singapore Environment Council, returned for the second year. The two-week long campaign included the launch of the Eco-Office label, a two-day road show and a two week-long CBD recycling drive.







December

The Equatorial bagged the top award in the Singapore Institute of Landscape Architects (SILA) Competition in the High Density Residential Category. Sunshine Plaza also bagged a Merit Award under the Commercial Category.

Trevose Crescent Development Pte Ltd, a 50:50 joint venture company between CDL and TID Pte Ltd, acquired two plots of land with a site area of 128,900 sq. feet at Mount Emily for $87.8 million.

Millennium Hotels and Resorts won the Best UK Conference Group of the Year Award from the BTI UK.

CDL put up a request for Provisional Permission to build about 1,100 apartment units at the Marina Boulevard white site. Permission was granted by the Urban Redevelopment Authority in February 2004.



Chairman's Statement

On behalf of the Board of Directors, I am pleased to report a profitable year for the City Developments Limited Group.

Industry Review

A mood of caution, brought on by the announcement of further CPF rate cut in Q3 flowed through to Q4. Discussion of an impending wage restructuring review continued to keep homebuyers at bay, despite the economy showing some signs of improvement. Buying sentiment was still heavily laden by issues of unemployment, the proposed GST hike and other consumer-related concerns. Purchasers preferred to adopt a wait-and-see attitude. These factors contributed to the low number of transactions nationwide – of only 1,148 units in Q4. The full year volume of 5,216 units compared to 9,507 units in 2002, was a sharp drop of over 45%.

Prices of private residential properties declined by 2% in 2003 with Q4 registering a marginal decline of a mere 0.1%. Meanwhile, prices of HDB resale flats were on an upward trend. These indicators were collectively seen as signs that the residential property market was likely to be stabilising.

Group Performance

Whilst 2003 had been a challenging year, the Group nonetheless achieved growth in its revenue by 1.6% to $2,326 million (2002: $2,288.7 million). After making impairment provisions for investment and development properties of $77.5 million (2002: $42 million), the after-tax profit attributable to shareholders amounted to $152.3 million (2002: $151.2 million). This amount includes profit contributions from joint venture investments.

The Group continued to be the only listed Singapore property company which adopted a conservative accounting policy of depreciating its investment properties.

Net Asset Value per ordinary share as at 31 December 2003 was $5.56 compared to $4.82 in 2002.

Property

Though nationwide sales volume was down, the Group maintained its market share of approximately 12%. The Group continued to book in profits from pre-sold projects such as Nuovo Executive Condominium ("EC"), Changi Rise Condominium, Goldenhill Park Condominium and The Esparis EC.

The continuing suspension of the Confirmed List in the Government Land Sales programme extended to June 2004, helped to moderate the oversupply of residential units in the market. However, it had little impact on market sentiments as the extension was for only six months.

The office market continued to be challenging with rental declining by 10.5% in 2003. As such, according to a recent survey by CB Richard Ellis on the world's most expensive office locations, Singapore, which used to be in the top 10 position some years back, has now dropped to the 62nd position. This could in fact turn out to be positive as it makes Singapore a more affordable and attractive destination for businesses. More importantly, economic conditions must be conducive for businesses to operate profitably and contribute to Singapore's status as a growth hub. Occupancy for Q4 continued to decline to 82.1% compared to 84.3% a year ago. Notwithstanding the challenging conditions, the Group maintained its office occupancy at 83%, slightly above the national average.

Hotel

Millennium & Copthorne Hotels plc ("M&C") operated under the most difficult trading periods in its history. Faced with circumstances beyond the Group's control such as the Iraq war, the outbreak of SARS and terrorist threats, M&C reported a pre-tax loss of £6.3 million for the first six months of 2003. However, despite the half year losses, M&C was able to make a quick rebound and returned to profitability for the whole year, the majority of the earnings coming from the recovery in the fourth quarter. For the full year ended 31 December 2003, M&C generated pre-tax profit of £18.7 million, of which the Group's 52% share is £9.8 million (approx. $28 million).

In the US, the Millenium Hilton in New York, which was closed as a result of the September 11 incident, eventually re-opened in phases from May 2003 after restoration and refurbishment. Despite incurring pre-opening costs and ongoing legal fees with respect to the legal claims, the hotel's performance has improved significantly and is now operating profitably. Whilst the insurance company has paid another US$6.5 million in the year, the Board of M&C has decided, as a matter of prudence, not to recognise any further business interruption income until the legal dispute has been resolved.

The impact of SARS on our hotel operations was unprecedented, particularly in Asia. Our major assets in Taipei, Hong Kong and Singapore were severely hit.

Fortunately, as soon as the crisis was over, we saw the rapid recovery of our hotels. The operating profit for Asia in the second half was in line with 2002 despite the RevPAR being down by 7%. In the final quarter of the year, the RevPAR had recovered to be only 1% down on the prior year.

M&C's hotels in Australasia, particularly in New Zealand continued to perform very well.

CURRENT YEAR PROSPECTS

Property

Sentiments have improved after the Lunar New Year with the economy showing credible gains. GDP growth is expected to be between 3.5% and 5% for 2004 barring any major surprises. Reports have indicated that the unemployment situation is improving and companies are starting to recruit workers again in anticipation of better business prospects.

Many property consultants and analysts have also forecasted a recovery for the residential property market towards the middle of the year, with prices increasing by 5% to 10% for the year. We also note the strong recovery of the property market in other Asian cities particularly in Hong Kong, Bangkok, Jakarta and Kuala Lumpur. We are optimistic that Singapore will follow this trend.

The Group will launch Phase 2 of its Monterey Park Condominium and the remaining phases of Savannah CondoPark in the first half of the year. We also expect to launch the exciting White Site project at Marina Boulevard, of approximately 1,100 apartment units, in the middle of the year. Towards the end of Q4, it plans to launch the 850-unit residential project at City Square in Kitchener Road. The City Square project also comprises a separate parcel of land with about 721,000 sq. feet of retail space. The property has a low book cost and should yield good profits when it is sold.

Provisional Planning approvals for both the Marina Project and the City Square Project have been obtained.

The Group continued with its selective replenishment of its landbank by acquiring two adjoining land parcels at Mount Emily totalling 128,931 sq. feet for a consideration of about $88 million. The acquisition was done through Trevose Crescent Development Pte Ltd, in which the Group has a 50% interest.

Though there are some signs of a bottoming out in the Office sector, the Government's impending release of the Business Financial Centre ("BFC") in May remains a major cause of concern. Whilst the stated intent is to get major financial institutions and MNCs to locate here to boost Singapore's status as a financial hub, there is a prevailing fear that the BFC will compete with and cannibalise existing offices. It needs to be emphasized that introducing the BFC project according to the timeline proposed, without securing any new demand for office space, is likely to dash any hope of an early recovery for this sector.

With much effort and hard work, the Group is pleased to have signed on a prestigious anchor tenant to take over the space to be vacated by IBM Singapore at IBM Towers. The new tenant will get naming rights for the building.

Hotel

M&C is undergoing a renewal of leadership with the retirement of its Chief Executive in March 2004. The interim team that has been put together will provide the necessary continuity, and their priority would be to bring the earnings back to a healthy position as soon as possible. The experience gained during the most testing trading period will help the team to respond swiftly and effectively to any change in market conditions.

The outlook for the hospitality industry for 2004 is positive. With its well-maintained quality assets in key locations, M&C is well-positioned to benefit from the upturn in the market.

Diversification of Earnings

Over the last few years, as a result of slower market conditions here in Singapore, the Group decided to diversify its earnings streams by identifying real estate opportunities in the region. Together with US Funds, we have selectively invested in Bangkok, Seoul and Tokyo. Going forward, we expect to be more active in this area.

Group Prospects

The Board is confident that the Group will continue to remain profitable in the next 12 months.

On behalf of the Board, I would like to express my heartfelt thanks to the Management and staff for their commitment and hard work during this very difficult year. For special mention is the management team from M&C as well as all the hotel staff for braving out one of the most challenging operating circumstances. We would also like to extend our sincere appreciation to all our shareholders, customers, homebuyers, tenants, hotel guests and business associates for their patience and invaluable support.

Kwek Leng Beng
Executive Chairman
26 February 2004

本人谨代表董事部欣然呈报城市发展集团取得盈利的一年业绩报告。

行业回顾

因进一步削减公积金缴交率的宣布而引发的谨慎心态，从第三季延伸至第四季。同时，即将进行检讨工资重组的议论继续促使买家裹足不前。尽管一些迹象显示经济有所增长，购屋情绪还处在失业现象，拟议中的消费税提升以及其他与消费者有关事项的沉重负荷中，购屋者宁愿采取“等着瞧”的态度，这些因素导致全国低廉的交易数量——第四季只有1,148单位，与全年的5,216单位以及2002年的9,507单位相比，剧降超过45%。

私人住宅产业的价格于2003年下降2%，而在第四季只略降0.1%，同时，建屋局组屋的转售价格却呈上调的趋势，此种种迹象皆显示住宅产业市场可能正处在巩固的过程中。

集团表现

尽管2003年为充满挑战的一年，本集团的收益取得1.6%的增长达至23亿2,600万元（2002年为22亿8,870万元）。对抵因租赁与销售产业的折损而拨存7,750万元后（2002年为4,200万元），可发予股东的税后盈利为1亿5,230万元（2002年为1亿5,120万元）。此数目包括来自联营投资的贡献。

本集团继续成为唯一采取保守的会计政策，而将其租赁产业加以折旧的新加坡挂牌产业公司。

截至2003年12月31日，每股净值为5.56元，2002年则为4.82元。

产业

虽然全国性的销售量下降，本集团却能维持其约12%的市场份量。本集团继续将来自例如：绿雅园、樟宜苑、金岭园，以及怡景园的预售工程盈利纳入帐目。政府继续将其既定项目的土地出售计划延缓至2004年6月，协助缓和市场上住宅单位的超供现象，但由于其延缓期限只有6个月，对市场的情况只产生微小的影响。

办公楼市场继续有挑战性，以致其租金于2003年降低10.5%。因此，根据世邦魏理仕对世界最昂贵的办公地点的调查所得，数年来处在前10位的新加坡，现在已下降至62位，此实可转成正面的意义，以促进新加坡成为更可负担得起与有吸引力的经商地点，更重要的是经济条件必须促使商业活动有利可图并对新加坡成为一发展枢纽的地位作出贡献。第四季的租用率下降至82.1%，同比一年前的84.3%，尽管面对此挑战性的局面，本集团的办公楼租用率达至83%，稍微高过全国性的平均数额。

旅店

Millennium & Copthorne Hotels plc (M&C)在其有史以来最艰难的营业期间运作，面对本集团难以控制的情况，例如：伊拉克战争、沙斯肆虐以及恐怖威胁，M&C的营业在2003年的首六个月遭受630万英镑的税前亏损，可是，尽管其上半年蒙受亏损，M&C的营业额却能急速回弹而取得全年的盈余，此盈余多数来自第四季的复苏，至于截至2003年12月31日的全年业绩，M&C共取得1，870万英镑的税前盈利，其中本集团的52%份额为980万英镑（约2,800万元）。

在美国，因九一一事件而休业的纽约Millenium Hilton，终于在重整与装修后，从2003年5月起分期重新开放。尽管耗费开张费用以及不断进行中的法律索偿费用，此旅店的表现已有显著的进展，而现今已取得营业利润，尽管保险公司已在是年另偿付650万美元，M&C的董事部为了慎重起见，经已议决不将任何进一步的营业中断期进款纳入帐项，直至法律诉讼已经定案。

沙斯疫情对我们旅店营运的冲击是史无前例的，尤其是在亚洲，我们在台北、香港与新加坡的主要资产受到沉重的打击，侥幸的是紧接着危机的消失，我们的旅店营业急速复苏，在亚洲的下半年营业利润与2002年同等，虽然其平均房租所得下降7%，在是年的最后一季，平均房租所得已复苏至只比前一年下降1%。

在大洋洲尤其是在纽西兰的M&C旅店，继续保持非常良好的表现。

本年展望

产业

农历新年过后，由于经济情况显现可靠的进展，市场气氛经有所改善。除开任何重大的惊奇，2004年国内总生产值增长率预期将介于3.5%与5%之间。甚多产业顾问与分析员已预测住宅产业市场将在本年中有所复苏，以致其价格将在本年增加5%至10%。我们亦觉察到其他亚洲城市产业市场的强劲复苏现象，尤其是香港、曼谷、雅加达与吉隆坡。我们乐观地认为新加坡将跟随此趋势发展。

本集团将在本上半年发售愉林园第二期单位以及百馨园的其余数期单位。我们亦预期于本年中发售位于滨海林荫道引人关注的白区项目，拥有约1,100公寓单位。接近本年第四季尾，我们将计划发售位于吉真纳路城市广场的850单位住宅项目。城市广场亦包含另一幅拥有约72.1万平方英尺零售单位的地皮。此低帐面值的产业，当其出售时将可获可观的盈利。

此两项位于滨海林荫道与城市广场工程的临时规划准字均已获得。

本集团继续有选择性地填补土地储存库，以约8,800万元购置两幅毗连而位于爱美丽山总面积128,931平方英尺的地皮。此收购是通过本集团拥有50%权益的Trevose Crescent Development Pte Ltd进行。

虽有些迹象显示办公楼产业行情已见底，但政府即将于5月间发布的商业金融中心发展项目，仍是备受关注的焦点。虽其已公布的意旨在于引进主要的金融机构与跨国集团进驻于此营业，以便增强新加坡作为一金融枢纽的地位，但却普遍地顾虑此商业金融中心将与现有的办公楼互相竞争并将其吞蚀。必须加以强调的是：如在办公楼空间的任何需求还未加以确定之前，就根据其原定计划开展此商业金融中心项目，可能反而将此类产业尽早复苏的任何希望化为乌有。

通过多方努力与苦干，本集团欣然与一家显赫的主要租户签下租约，以便填满由前IBM Singapore所腾出的IBM大厦办公楼空间。新租户将获授此大厦的命名权。

旅店

在其总裁于2004年3月退隐后，M&C正进行更替领导层。经已建立的过渡团队，将提供应有的连续运作，而其首要任务为尽速将其盈利恢复到健全的地步。从最受考验的营运期间所获得的经验，将助此团队于面对任何市场情况的改变时，作出迅速和有效的反应。

多元化的收益

在过去数年里，由于新加坡本地市场的萎靡不振情况，本集团决定从本区域寻求房地产投资机会，以扩充我们的盈利资源。联合美国资金，我们有选择性地投资于曼谷、汉城与东京。展望前景，我们预期将更加活跃于此领域。

集团前景

董事部深信本集团将继续于接下来的12个月里获取利润。

我谨代表董事部对管理层与职员于此非常艰难的年度所作出的奉献与苦干，致以衷心的谢意。特别欲提出的是其M&C管理团队，以及所有的旅店职员的勇于面对最具挑战性之一的营业环境。我亦藉此向所有的股东、客户、购屋者、租户、旅店客户，以及商业伙伴的容忍与宝贵支持，致以诚挚的谢意。

郭令明
执行董事主席
2004年2月26日











A. Kwek Leng Beng, aged 63
Appointed as Director and Executive Chairman of CDL since 1 October 1969 and 1 January 1995 respectively, Mr Kwek was re-elected on 2 June 2000. He also sits on the Nominations and Remuneration Committees of CDL.

Mr Kwek is the Chairman of London-listed Millennium & Copthorne Hotels plc (M&C) and Hong Leong Asia Ltd (HLA). He is also the Chairman and Managing Director of Hong Leong Finance Limited (HLF) and Hong Kong-listed City e-Solutions Limited (CES).

Mr Kwek holds a law degree, LL.B (London) and is also a fellow of The Institute of Chartered Secretaries and Administrators. He was conferred an Honorary Doctorate of Business Administration in Hospitality Management by Johnson & Wales University of Rhode Island in 1998 and an Honorary Degree from Oxford Brookes University, UK in 2000.

A member of the Singapore-US Business Council since 1995, Mr Kwek is also a committee member of the Action Community for Entrepreneurship (ACE). He is also a Patron of the Real Estate Development Association of Singapore.

B. Kwek Leng Joo, aged 50
Appointed as Director and Managing Director of CDL since 8 February 1980 and 1 January 1995 respectively, Mr Kwek also sits on the boards of HLF, M&C and CES.

Mr Kwek holds a Diploma in Financial Management and has extensive experience in property development and investment.

President of the Singapore Chinese Chamber of Commerce & Industry, Mr Kwek is also Vice Chairman of the Singapore Business Federation and Vice President of the ASEAN Chamber of Commerce & Industry. His other appointments include Chairmanship of Sun Yat Sen Nanyang Memorial Hall Company Limited and the Board of Trustees of the National Youth Achievement Award Council.

C. Tan I Tong, aged 83
Appointed a Director of CDL since 28 April 1973, Mr Tan was last re-appointed a Director on 29 May 2003 pursuant to Section 153(6) of the Companies Act, Chapter 50.

Mr Tan has more than 20 years of experience in the finance business and is the Group Executive Director of HLF. He was previously a Director of NatSteel Ltd (until January 2003) and HLA (until May 2003).

D. Chee Keng Soon, aged 72
Appointed a Director of CDL since 29 March 1995, Mr Chee was last re-appointed a Director on 29 May 2003 pursuant to Section 153(6) of the Companies Act, Chapter 50. He is also the Chairman of the Audit, Nominations and Remuneration Committees of CDL.

Mr Chee also sits on the board of Inland Revenue Authority of Singapore. He previously served as Chairman of the board of Jurong Engineering Ltd (until June 2002) and as a Director of SembCorp Marine Ltd (until April 2003). Mr Chee holds a Bachelor of Arts (Honours) degree in Geography from University of Malaya.

E. Sim Miah Kian, aged 83
Appointed a Director of CDL since 1 October 1969, Mr Sim was last re-appointed a Director on 29 May 2003 pursuant to Section 153(6) of the Companies Act, Chapter 50.

Mr Sim has more than 20 years of experience in the finance business and is an Executive Director of HLF. He also sits on the boards of various property development companies within the Hong Leong Group.

F. Chow Chiok Hock, aged 65
Appointed a Director of CDL since 1 October 1969, Mr Chow was last re-elected on 29 May 2003.

He also sits on the boards of Hong Leong Holdings Limited and other companies in the Hong Leong Group. Mr Chow has extensive experience in real estate and has been actively involved in the management and development of the Grand Hyatt Taipei.

G. Ong Pang Boon, aged 74
Appointed a Director of CDL since 12 April 1985, Mr Ong was last re-appointed a Director on 29 May 2003 pursuant to Section 153(6) of the Companies Act, Chapter 50.

He also sits on the boards of Hong Leong Holdings Limited and Singapura Finance Limited (formerly known as Singapura Building Society) and several companies within the Hong Leong Group.

Mr Ong holds a Bachelor of Arts (Honours) degree from University of Malaya and has extensive experience in the real estate and hotel businesses.

H. Foo See Juan, aged 63
Appointed a Director of CDL since 2 June 1986, Mr Foo was last re-elected on 29 May 2002. He also sits on the Audit and Nominations Committees of CDL.

Mr Foo holds a Bachelor of Law degree from the National University of Singapore and is a partner of a law firm. He previously served on the board of CES (until May 2001) and presently sits on the boards of various companies in the CDL Group.

I. Kwek Leng Peck, aged 47
Appointed a Director of CDL since 1 August 1987, Mr Kwek was last re-elected on 30 May 2001.

He also sits on the boards of HLA, HLF, CES, M&C and New York-listed China Yuchai International Limited.

Mr Kwek holds a Diploma in Accountancy and has over 23 years of experience in trading, manufacturing, property investment and development, hotel operations, corporate finance and management.

J. Han Vo-Ta, aged 55
Appointed a Director of CDL since 20 September 1988, Mr Vo-Ta was last re-elected on 29 May 2003. He also sits on the Audit Committee of CDL.

Mr Vo-Ta holds Bachelor of Science and Master of Science degrees in Management from Massachusetts Institute of Technology and is presently a Senior Advisor of UBS AG. He also sits on the boards of various companies in the Hong Leong Group.

K. Tang See Chim, aged 71
Appointed a Director of CDL since 28 August 1995, Mr Tang was last re-appointed a Director on 29 May 2003 pursuant to Section 153(6) of the Companies Act, Chapter 50. He also sits on the Audit and Remuneration Committees of CDL.

Mr Tang, an Advocate & Solicitor of the Supreme Court of Singapore and a Barrister-at-law, Middle Temple, is presently the Consultant with the law firm of David Lim & Partners, Singapore. He also holds a Bachelor of Science (Honours) degree in Economics.

Mr Tang also sits on the boards of G K Goh Holdings Limited, Hup Seng Huat Co. Ltd. and New Toyo International Holdings Ltd.

He also serves as Chairman of Disciplinary Committee established under the legal Profession Act Singapore. His other appointments include honorary legal adviser to Ren Ci Community Hospital, Singapore Hospice Council and Nanyang Girls' High School.













Landbank

Analysis by Sector
Total: 3.95 million sq. feet


74%
5%

Analysis by Tenure
Total: 3.95 million sq. feet


99%
1%

(FH/999-year Leasehold)

(99-year Leasehold & Below)


74%
5%

Freehold/999-year Leasehold Breakdown by Sector
Total: 3.90 million sq. feet

Analysis by Development Stage
Total: 3.95 million sq. feet


74%
5%

Planning Stage Breakdown by Sector
Total: 3.78 million sq. feet


96%
4%

(Planning Stage)

(Under Construction)


95%
5%

Under Construction Breakdown by Sector
Total: 0.17 million sq. feet

Commercial & Hotel Projects

Analysis by Sector
Total Lettable Area: 4.69 million sq. feet


12%
7%

Analysis by Tenure
Total Lettable Area: 4.69 million sq. feet


9%
8%

FH/999-year Leasehold
Breakdown by Sector
Total Lettable Area: 3.77 million sq. feet


80%

(FH/999-year Leasehold)

(99-year Leasehold & Below)


27%

99-year Leasehold & Below
Breakdown by Sector
Total Lettable Area: 0.92 million sq. feet

- ☐ Office
- ☐ Industrial
- ☐ Retail
- ☐ Residential
- ☐ Others

Corporate Structure

as at 1 March 2004



Hong Leong Group Singapore
City Developments Limited*
58 Subsidiary Companies
39 Associated Companies
14 Limited Liability Corporations
3 Limited Partnerships
(52%)
City e-Solutions Limited*
7 Subsidiary Companies
(53%)
Millennium & Copthorne Hotels plc*
(99%)
Target Realty Limited
6 Subsidiary Companies
Asia
Australasia
Europe
North America
Republic Hotels & Resorts Limited[1] (100%)
17 Subsidiary Companies
Grand Plaza Hotel Corporation* (66%)[2]
1 Associated Company
14 Subsidiary Companies
11 Associated Companies
1 Subsidiary Company
CDL Hotels Holdings New Zealand Limited (100%)
CDL Hotels New Zealand Limited* (70%)
Kingsgate International Corporation Limited* (51%)
9 Subsidiary Companies
CDL Investments New Zealand Limited* (61%)
3 Subsidiary Companies
10 Subsidiary Companies
40 Subsidiary Companies
1 General Partnership
48 Subsidiary Companies
1 Associated Company
16 Limited Liability Corporations
19 Limited Partnerships
4 General Partnerships

Notes:
1. Held through a wholly-owned subsidiary company of Millennium & Copthorne Hotels plc ("M&C")
2. Held through a 60% subsidiary company of M&C and a wholly-owned subsidiary company of Republic Hotels & Resort Limited
* Listed Companies

Board of Directors

Executive
Kwek Leng Beng (Executive Chairman)
Kwek Leng Joo (Managing Director)

Non-Executive
Tan I Tong
Chee Keng Soon (Independent)
Sim Miah Kian
Chow Chiok Hock
Ong Pang Boon
Foo See Juan (Independent)
Kwek Leng Peck
Han Vo-Ta (Independent)
Tang See Chim (Independent)

Audit Committee
Chee Keng Soon (Chairman)
Foo See Juan
Han Vo-Ta
Tang See Chim

Nominations Committee
Chee Keng Soon (Chairman)
Kwek Leng Beng
Foo See Juan

Remuneration Committee
Chee Keng Soon (Chairman)
Kwek Leng Beng
Tang See Chim

Secretaries
Shufen Loh @ Catherine Shufen Loh
Enid Ling Peek Fong

Registrars and Transfer Office
M & C Services Private Limited
138 Robinson Road
#17-00 The Corporate Office
Singapore 068906
Tel: 6227 6660

Registered Office
36 Robinson Road
#04-01 City House
Singapore 068877
Tel: 6877 8228
Fax: 6225 4959

Auditors
KPMG
Certified Public Accountants, Singapore
16 Raffles Quay
#22-00 Hong Leong Building
Singapore 048581
(Partner-in-charge: Chay Fook Yuen, appointment commenced from the audit of the financial statements for the year ended 31 December 2000)

Principal Bankers
ABSA Bank Limited
Australia and New Zealand Banking Group Limited
BNP Paribas
Bank of America
Bank of China
Bayerische Landesbank
Citibank, N.A.
Commerzbank Aktiengesellshaft
Credit Agricole Indosuez
Credit Lyonnais
DBS Bank Ltd
Industrial and Commercial Bank of China
Mizuho Corporate Bank Ltd
Norddeutsche Landesbank Girozentrale
Oversea-Chinese Banking Corporation Limited
Standard Chartered Bank
The Bank of Nova Scotia Asia Limited
The Bank of Tokyo-Mitsubishi, Ltd
The Hongkong and Shanghai Banking Corporation Limited
The Royal Bank of Scotland plc
Sumitomo Mitsui Banking Corporation
UFJ Bank Limited
United Overseas Bank Limited

The Directors and management are committed to maintaining high standards of corporate governance, in line with the principles set out in the Code of Corporate Governance issued by the Committee on Corporate Governance on 21 March 2001 (the "Code") and the Best Practices Guide issued by the Singapore Exchange Securities Trading Limited ("SGX-ST") with regard to dealings in securities. The Board has adopted a set of corporate governance practices and internal compliance code ("Internal CG Guidelines") aligned with and focusing on the substance and spirit of the Code and the Best Practices Guide.

THE BOARD OF DIRECTORS ("BOARD")

Board Composition and Balance

The Board currently comprises 11 members. The Chairman and the Managing Director are executive Directors, while the other members of the Board are non-executive Directors. Of the 9 non-executive Directors, the Board considers 4 of them, being not less than one third of the Board, to be independent, thus providing for a strong and independent element on the Board capable of exercising objective judgment on corporate affairs of the Group. The independent Directors are Messrs Chee Keng Soon, Foo See Juan, Han Vo-Ta and Tang See Chim. Key information on the Directors are set out on pages 20 to 21 of the Summary Report 2003.

Mr Foo See Juan is a partner of a legal firm which renders professional legal services to the CDL Group and Mr Han Vo-Ta was previously employed in an executive position in a subsidiary within the CDL Group until 2001. Nevertheless, the Board (excluding Mr Foo See Juan and Mr Han Vo-Ta in respect of the deliberation of their own independence) is of the opinion that both Directors may be regarded as independent as these two Directors are capable of maintaining their objectivity and independence at all times in the carrying out of their duties and responsibilities as independent Directors.

The Board has reviewed its composition, taking into account the scope and nature of the operations of the Group, and is satisfied that the current size of the Board is appropriate and allows for effective decision making. The standing of the members of the Board in the business and professional community, and their combined business, management and professional experience, knowledge and expertise provide the necessary core competencies to meet the Group's needs and further allow for diverse and objective perspectives on the Group's strategic direction and growth.

Roles of Chairman and Managing Director

Mr Kwek Leng Beng is the Executive Chairman of the Company. He bears primary responsibility for the workings of the Board, by ensuring its effective function, encouraging active participation in boardroom discussions and overseeing the Group's corporate governance structure and conduct. The Chairman also provides overall leadership and strategic vision for the Company. He is assisted by his brother, Mr Kwek Leng Joo, the Managing Director of the Company, in charting broad direction, strategies and policies of the Group.

The Managing Director also supervises the management team in the effective implementation of business strategies and policies and is supported by Mr Chia Ngiang Hong, the Group General Manager of the Company in the management of the day to day operations of the Group. A key management staff, Mr Chia is not related to the Chairman or the Managing Director. Mr Chia, who joined the Group in 1981, holds a Bachelor of Science (Hons) degree in Estate Management from University of Singapore and a Distinction in Masters in Business Administration from University of Hull, United Kingdom, and is also a Fellow of the Singapore Institute of Surveyors & Valuers and a Certified Property Manager with the Institute of Real Estate Management, USA.

The Board has also established various committees with power and authority to perform key functions beyond the authority of, or without undue influence from, the Chairman and/or the Managing Director. The Board is accordingly of the view that there are adequate accountability safeguards and internal controls in place to enable the Board to exercise independent decision-making and to ensure an appropriate balance of power and authority within the spirit of good corporate governance.

Board Functions

The Board's primary functions are to set corporate policy and overall strategy for the Group and to provide effective oversight of the management of the Group's business and affairs. Apart from its statutory responsibilities, the Board also approves the strategic plans, key operational issues, investments and loans, reviews the financial performance of the Group and evaluates the performance and compensation of senior management. These functions are either carried out directly by the Board or through committees ("Committees") established by the Board, principally the Board Committee, Audit Committee, Nominations Committee, Remuneration Committee and Share Option Scheme Committee.

The delegation of authority by the Board to the Committees enables the Board to achieve operational efficiency by empowering these Committees to decide on matters within certain limits of authority and yet maintain control over major policies and decisions.

The Company conducts regular scheduled Board meetings on a quarterly basis. Additional meetings are convened as and when circumstances warrant. The attendance of the Directors at Board and Committee meetings in 2003, as well as the frequency of such meetings, is disclosed below.

Name	Board	Audit Committee	Nominations Committee	Remuneration Committee	Share Option Scheme Committee
	Number of Meetings held: 5	Number of Meetings held: 7	Number of Meetings held: 1	Number of Meetings held: 2	Number of Meetings held: Nil
	Number of Meetings attended	Number of Meetings attended	Number of Meetings attended	Number of Meetings attended	Number of Meetings attended
Kwek Leng Beng	5	N.A.	1	1	N.A.
Kwek Leng Joo	5	N.A.	N.A.	N.A.	N.A.
Tan I Tong+	0	N.A.	N.A.	N.A.	N.A.
Chee Keng Soon	5	7	1	2	N.A.
Sim Miah Kian	5	N.A.	N.A.	N.A.	N.A.
Chow Chiok Hock	5	N.A.	N.A.	N.A.	N.A.
Ong Pang Boon	5	N.A.	N.A.	N.A.	N.A.
Foo See Juan	4	6	1	N.A.	N.A.
Kwek Leng Peck	4	N.A.	N.A.	N.A.	N.A.
Han Vo-Ta	4	5	N.A.	N.A.	N.A.
Tang See Chim	4	5	N.A.	2	N.A.

\+ Mr Tan I Tong was not able to participate fully at board meetings due to illness.

Prior to each meeting, the respective members of the Board and the Committees are provided with the meeting agenda and the relevant papers submitted by the management, containing complete, adequate and timely information to enable full deliberation on the issues to be considered at the respective meetings. Management staff and the Company's auditors who can provide additional insight into the matters for discussion, are also invited from time to time to attend such meetings. The company secretaries attend all Board meetings and ensures that all Board procedures are followed. The company secretaries, together with other management staff of the Company, also ensure that the Company complies with all applicable and regulatory rules.

On an on-going basis, the Directors have separate and independent access to the Company's senior management and the company secretaries. The Directors, whether as a group or individually, are entitled to take independent professional advice at the expense of the Company, in furtherance of their duties and in the event that circumstances warrant the same.

Each new Director is provided with a manual containing information on Directors' duties and responsibilities, corporate information of the Group, and Board and Company policies including the Internal CG Guidelines which also cover the Internal Code of Business and Ethical Conduct, Internal Code on Securities Trading and a schedule of matters which require Board approval. Directors are also provided regular updates and briefings from time to time by professional advisers, auditors, management and the company secretary of new laws, rules, regulations, listing requirements, governance practices, changes in accounting standards and business and risk management issues applicable or relevant to the performance of their duties and obligations as directors.

THE AUDIT COMMITTEE ("AC")

The AC comprises 4 non-executive Directors, all of whom are independent. The members of the AC at the date of this report are as follows:

Mr Chee Keng Soon	Chairman (Non-executive, Independent)
Mr Foo See Juan	Member (Non-executive, Independent)
Mr Han Vo-Ta	Member (Non-executive, Independent)
Mr Tang See Chim	Member (Non-executive, Independent)

The Board is of the view that the AC has sufficient financial management expertise and experience amongst its members to discharge the functions of the AC.

The principal responsibility of the AC is to assist the Board in maintaining a high standard of corporate governance, particularly by providing an independent review of the effectiveness of the Group's material internal controls, including financial, operational, compliance and risk management controls at least once annually. Other duties within its written terms of reference include:

- the review with management and, where appropriate, with the external auditors of quarterly and full year financial statements issued by the Group before their submission to the Board to ensure their completeness, accuracy and fairness;
- the review, on an annual basis, of the scope and results of the audit and its cost effectiveness and the independence and objectivity of the external auditors; and
- the review of interested person transactions.

The AC is authorised by the Board to investigate any matters it deems appropriate within its written terms of reference and has full access to and co-operation of management. The AC may invite any Director, executive officer or employee of the Company to attend its meetings and is also authorised to seek external professional advice to enable it to discharge its functions.

The AC met with the internal and external auditors without the presence of management once during the year. Having reviewed the nature and extent of the non-audit services provided to the Group by the external auditors for the financial year ended 31 December 2003 ("FY2003"), the AC is of the opinion that the provision of such non-audit services would not affect the independence and objectivity of the external auditors.

Internal Audit

The Company has a well-established internal audit function with formal procedures for internal auditors to report their audit findings to the AC and to management. The internal auditors report to the Chairman of the AC on audit matters and administratively to the Group General Manager of the Company. The internal auditors are expected to meet or exceed the Standards for the Professional Practice of Internal Auditing set by The Institute of Internal Auditors. The AC reviews the adequacy of the internal audit function through a review of the internal auditors' activities on a quarterly basis and is satisfied that the internal audit function has adequate resources and appropriate standing within the Group to perform its functions properly.

Risk Management

An organisational risk management framework has been established by management to formalise and document the internal processes, many of which are currently in place, to enable significant business risks within the Group to be identified, assessed, monitored, managed and evaluated. As part of the on-going risk management process, management conducts a risk assessment and evaluation annually and as and when circumstances warrant the same, and provide for significant risks to be managed through regular reviews by management and the Board or Committees, and adoption of adequate and cost-effective system of internal controls. The AC has reviewed the Group's risk management process and is satisfied that there are adequate internal controls in place to manage the significant risks identified.

Interested Person Transactions

Particulars of interested person transactions disclosed as required under Rule 907 of the Listing Manual of the SGX-ST are as follows:

Interested Persons	Aggregate value of all interested person transactions conducted in FY2003 (excluding transactions less than $100,000 and transactions conducted under the IPT Mandate pursuant to Rule 920)	Aggregate value of all interested person transactions conducted in FY2003 under the IPT Mandate pursuant to Rule 920 (excluding transactions less than $100,000)
Hong Leong Investment Holdings Pte. Ltd. group of companies	$147,350,053.00*	$7,394,775.00
Directors and their immediate family members	$4,012,700.00	Nil

* Includes $29,910,186.00 being the aggregate value of shareholders' loans extended to joint ventures involving interested persons, and where applicable, interest accrued, in FY2003, which were announced pursuant to Rule 916(3) but not required to be aggregated for purposes of Rule 906.

On 29 May 2003, the Company obtained shareholders' approval for the Company, its subsidiaries and its associated companies not listed on the SGX-ST or an approved exchange, over which the Company, its subsidiaries and/or interested persons have control, to enter into transactions within the categories of Interested Person Transactions set out the Company's circular to shareholders dated 28 April 2003, with such persons within the class or classes of Interested Persons as described in the said circular, provided that such transactions are entered into in accordance with the review procedures set out in the said circular (the "IPT Mandate"). Given that such Interested Person Transactions are expected to occur with some degree of frequency and may arise at any time, and to allow the Group to undertake such transactions in an expeditious manner, shareholders' approval will be sought at the coming Annual General Meeting of the Company for the renewal of the IPT Mandate.

The AC has confirmed that an independent financial adviser's opinion is not required for the renewal of the IPT Mandate as the methods and procedures for determining the transaction prices of the Interested Person Transactions conducted under the IPT Mandate have not changed since the IPT Mandate was obtained on 29 May 2003, and such methods and procedures continue to be sufficient to ensure that these Interested Person Transactions will be carried out on normal commercial terms and will not be prejudicial to the interests of the Company and its minority shareholders.

THE NOMINATIONS COMMITTEE ("NC")

The NC comprises 2 non-executive and independent Directors, including the chairman of the NC, and 1 executive Director. The members of the NC as at the date of this Report are as follows:

Mr Chee Keng Soon	Chairman (Non-executive, Independent)
Mr Kwek Leng Beng	Member (Executive)
Mr Foo See Juan	Member (Non-executive, Independent)

The NC ensures a formal and transparent procedure for the appointment and re-appointment of Directors to the Board. Its responsibilities as set out in its written terms of reference include:

- considering and determining the independence of the individual Directors;
- reviewing the re-nomination or re-appointment of the Directors having regard to the Directors' contribution to the effectiveness of the Board and the competing time commitments faced by Directors with multiple board representations;
- nominating candidates for appointment as Directors or to fill the most senior executive positions including that of chief executive officer; and
- proposing to the Board the responsibilities of the non-executive Directors as well as the membership and chairmanship of Board Committees.

Other functions of the NC include carrying out an assessment of each Director's performance and evaluating the Board's performance as a whole using objective and appropriate quantitative and qualitative criteria. Assessment parameters for Directors' performance include the attendance record of the Directors at Board and Committee meetings, their level of participation at such meetings and the quality of contribution to Board processes and the business strategies and performance of the Group. The NC's evaluation of the individual Directors was facilitated this year with a self-assessment process conducted by each Director focusing, *inter alia*, on his respective core competencies and ability to add to the Board's strengths. The NC also evaluated the effectiveness of the Board in its overall oversight of the management's and the Group's performance during the year. The results of the evaluation process would be used by the NC, in its consultation with the Chairman of the Board, to effect continuing improvements on Board processes.

The Directors submit themselves for re-nomination or re-election at regular intervals and the Articles of Association of the Company provide that at least one-third of the Directors for the time being shall retire as Directors at each Annual General Meeting of the Company, save for the Managing Director appointed by the Board who shall not be subject to retirement by rotation while he continues to hold that office. The Articles also provide that the appointment of the Managing Director by the Board shall be for such period (except that where an appointment is for a fixed term such term shall not exceed five years) and upon such terms as they think fit.

THE REMUNERATION COMMITTEE ("RC")

The RC comprises 2 non-executive and independent Directors, including the chairman of the RC, and 1 executive Director. The members of the RC as at the date of this Report are as follows:

Mr Chee Keng Soon	Chairman (Non-executive, Independent)
Mr Kwek Leng Beng	Member (Executive)
Mr Tang See Chim	Member (Non-executive, Independent)

The RC obtains advice in respect of executive remuneration matters, as and when required, from human resource advisers or consultants within and outside of the Group. The RC's principal responsibilities as set out in its written terms of reference are to review and recommend to the Board an appropriate framework of remuneration for the Board and senior key executives of the Company, and to review the remuneration packages, including but not limited to Directors' fees, salaries, allowances, bonuses, share options, and benefits in kind of the executive Directors, currently comprising the Executive Chairman and the Managing Director. The Group's remuneration policy comprises primarily a fixed component (in the form of a base salary) and a variable component (which includes bonuses), taking into account amongst other factors, the individual's performance, the performance of the Group and industry practices. No Director is involved in deciding his own remuneration.

The breakdown (in percentage terms) of the Directors' remuneration for FY2003 paid or payable by the Company and its subsidiaries is set out below:

	Base Salary*	Variable Bonuses/ Allowances*	Board/ Committee Fees**	Other Benefits
	%	%	%	%
Above $2,000,000 up to $2,250,000				
Kwek Leng Beng ^	26	57	16	1
Kwek Leng Joo ^	30	61	8	1
$250,000 and below				
Tan I Tong ^	-	82	18	-
Chee Keng Soon	-	-	100	-
Sim Miah Kian ^	-	26	74	-
Chow Chiok Hock ^	-	72	28	-
Ong Pang Boon ^	-	-	100	-
Foo See Juan ^	-	-	100	-
Kwek Leng Peck ^	-	-	100	-
Han Vo-Ta	-	-	87	13
Tang See Chim	-	-	100	-

* The salary and variable bonuses/allowances are inclusive of employer's central provident fund contributions.

** These fees comprise Directors' fees for FY2003, which are subject to approval by shareholders as a lump sum at the 2004 Annual General Meeting, and Audit Committee fees for FY2003 that have already been approved by shareholders at previous Annual General Meetings.

^ Remuneration of these Directors include remuneration paid or payable by subsidiaries of the Company.

No options were granted by the Company to subscribe for unissued shares in the Company during the financial year under review.

During FY2003, none of the Directors had immediate family members not disclosed above who were employees of the Company and whose personal annual remuneration exceeded $150,000.

The remuneration of the top 5 key executives (who are not Directors) is not disclosed in this Report as such disclosure does not appear to be standard industry practice currently, given the highly competitive industry conditions. The RC will continue to review the practice of the industry in this regard, weighing the advantages and disadvantages of such disclosure.

THE BOARD COMMITTEE

The Board Committee comprises 6 Directors with authority to approve routine and other operational matters of the Company.

THE CITY DEVELOPMENTS SHARE OPTION SCHEME COMMITTEE (THE "SHARE OPTION SCHEME COMMITTEE")

The Share Option Scheme Committee comprises the following 3 members of the Board:

Mr Kwek Leng Joo (Chairman)
Mr Tan I Tong
Mr Foo See Juan

It was set up to administer the City Developments Share Option Scheme 2001 (the "Scheme"), with such powers and duties as are conferred on it by the Board. Any matters pertaining to the Scheme and any disputes as to the interpretation of the Scheme or any rule, regulation, procedure thereunder or as to any rights thereunder are determined by the Share Option Scheme Committee.

FINANCIAL REPORTING AND INTERNAL CONTROLS

The management provides all Directors on a quarterly basis, with accounts and reports on the Group's financial performance and commentary on the competitive conditions within the industry in which the Company operates, which are reviewed by the Board at each Board meeting prior to release of the announcements on quarterly and full-year results of the Group. Monthly reports covering the Group's financial performance are also provided by the management to the Chairman and Managing Director. Apart from the periodic updates provided by the management, the Directors may at any time seek further information from, and discussion with, the management on the Group's operations and performance.

The Directors recognise that they have overall responsibility to ensure accurate financial reporting for the Group and for the Group's system of internal controls. The Board confirms that, with the assistance of the AC, it reviews the effectiveness of the Group's material internal controls system, which are monitored through a programme of external and internal audits, and is satisfied with the adequacy of such internal controls system.

While no system can provide absolute assurance against material loss or financial misstatement, the Group's internal financial controls are designed to provide reasonable assurance that assets are safeguarded, that proper accounting records are maintained, and that financial information used within the business and for publication is reliable. In designing these controls, the Directors have had regard to the risks to which the business is exposed, the likelihood of such risks occurring and the costs of protecting against them.

COMMUNICATIONS WITH SHAREHOLDERS

The Company announces its quarterly and full-year results within the mandatory period. Material and price-sensitive information is publicly released via the MASNET. All shareholders of the Company receive the summary report and/or annual report of the Company and the notice of the Annual General Meeting, which notice is also advertised in newspapers and released via the MASNET. At general meetings of the Company, shareholders are given the opportunity to ask the Directors and the management questions regarding the Company. The chairman of the AC, NC and RC and the external auditors were present at the last Annual General Meeting to address and assist the Directors in addressing queries raised by the shareholders.

In accordance with the Articles of Association of the Company, shareholders may appoint one or two proxies to attend and vote in their absence.

BUSINESS AND ETHICAL CONDUCT

The Company has an Internal Code of Business and Ethical Conduct crystallising the Company's business principles and practices with respect to matters which may have ethical implications. The Code provides a communicable and understandable framework for staff to observe the Company's principles in their conduct of the Company's business.

DEALINGS IN SECURITIES

The Company has adopted an internal code on securities trading which provides guidance and internal regulation with regard to dealings in the Company's securities by its officers, that is modeled on the Best Practices Guide issued by the SGX-ST on securities dealing.

Summary Financial Statement

Important Note

The Summary Financial Statement as set out on pages 33 to 52 contains only a summary of information in the Directors' Report and financial statements of the Company's Annual Report. It does not contain sufficient information to allow for a full understanding of the results and state of affairs of the Company and of the Group. For further information, the full financial statements, Auditors' Report on those statements and the Directors' Report in the Annual Report should be consulted. Shareholders may request for a copy of the Annual Report at no cost. Please use the Request Form at the end of this Summary Financial Statement.

All amounts are in Singapore dollars unless otherwise stated.

Summary Directors' Report

Directors

The directors in office at the date of this report are as follows:

Kwek Leng Beng	(Executive Chairman)
Kwek Leng Joo	(Managing Director)
Tan I Tong	
Chee Keng Soon	
Sim Miah Kian	
Chow Chiok Hock	
Ong Pang Boon	
Foo See Juan	
Kwek Leng Peck	
Han Vo-Ta	
Tang See Chim	

Principal Activities

The principal activities of the Company are those of a property developer and owner, investment holding and a hotel owner.

The principal activities of the subsidiaries are those of property developers and owners, hotel owners and operators, club operator and owner, investment in properties and in shares, property management, project management and consultancy services and providers of information technology and procurement services.

Arrangements to Enable Directors to Acquire Shares or Debentures

Neither at the end of nor at any time during the financial year was the Company a party to any arrangements whose objects are, or one of whose objects is, to enable the directors of the Company to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate.

Directors' Interests in Shares or Debentures

Except as disclosed in this report, no director who held office at the end of the financial year had interests in shares, share options and/or debentures of the Company or of related corporations either at the beginning or at the end of the financial year. The directors of the Company consider Hong Leong Investment Holdings Pte. Ltd. to be the immediate and ultimate holding company of the Company.

According to the register kept by the Company for the purposes of Section 164 of the Companies Act, Chapter 50, particulars of interests of directors who held office at the end of the financial year and their spouses and infant children in shares and/or share options in the Company and in related corporations are as follows:

Directors' Interests in Shares or Debentures (cont'd)

	Holdings in which the director, his spouse and infant children have a direct interest	
	At beginning of the year	At end of the year
The Company		
Shares of $0.50 each		
Kwek Leng Beng	–	361,115
Kwek Leng Joo	–	59,510
Tan I Tong	10,467	37,865
Sim Miah Kian	–	189,120
Kwek Leng Peck	–	43,758
Tang See Chim	–	10,000
Immediate and Ultimate Holding Company		
Hong Leong Investment Holdings Pte. Ltd.		
Shares of $100 each		
Kwek Leng Beng	2,320	2,320
Kwek Leng Joo	1,290	1,290
Kwek Leng Peck	304	304
Subsidiaries		
City e-Solutions Limited		
Shares of HK$1 each		
Kwek Leng Beng	3,286,980	3,286,980
Kwek Leng Joo	1,436,000	1,436,000
Tan I Tong	287,200	287,200
Kwek Leng Peck	2,082,200	2,082,200
Foo See Juan	8,363	8,363
CDL Hotels New Zealand Limited		
Shares with no par value		
Kwek Leng Beng	3,000,000	3,000,000
Related Corporations		
Hong Leong Finance Limited		
Shares of $1 each		
Kwek Leng Beng	4,603,567	4,603,567
Kwek Leng Joo	703,610	703,610
Tan I Tong	329,410	329,410
Sim Miah Kian	2,086,019	2,086,019
Kwek Leng Peck	517,359	517,359
Foo See Juan	44,981	44,981

Directors' Interests in Shares or Debentures (cont'd)

	Holdings in which the director, his spouse and infant children have a direct interest	
	At beginning of the year	At end of the year
Related Corporations (cont'd)		
Hong Leong Finance Limited (cont'd)		
Options to subscribe for the following number of shares of $1 each under the Hong Leong Finance Share Option Scheme 2001		
Kwek Leng Beng	600,000	1,000,000
Tan I Tong	225,000	375,000
Sim Miah Kian	80,000	160,000
Target Realty Limited		
Shares of $0.05 each		
Kwek Leng Beng	2,777,820	–
Kwek Leng Joo	457,776	–
Tan I Tong	210,756	–
Sim Miah Kian	1,454,776	–
Kwek Leng Peck	336,600	–
Foo See Juan	13,000	–
Hong Leong Holdings Limited		
Shares of $1 each		
Kwek Leng Beng	259,000	259,000
Kwek Leng Joo	210,000	210,000
Tan I Tong	1,000	1,000
Chow Chiok Hock	1,000	1,000
Kwek Leng Peck	381,428	381,428
Hong Leong Asia Ltd.		
Shares of $0.20 each		
Tan I Tong	1,000	1,000
Options to subscribe for the following number of shares of $0.20 each under the Hong Leong Asia Share Option Scheme 2000		
Kwek Leng Beng	600,000	600,000
Kwek Leng Peck	1,000,000	1,000,000
Hong Realty (Private) Limited		
Shares of $1,000 each		
Kwek Leng Beng	1,110	1,110
Kwek Leng Joo	510	510
Kwek Leng Peck	150	150

Directors' Interests in Shares or Debentures (cont'd)

	Holdings in which the director, his spouse and infant children have a direct interest	
	At beginning of the year	At end of the year
Related Corporations (cont'd)		
Euroform (S) Pte. Limited		
Shares of $1 each		
Kwek Leng Joo	50,000	50,000
Sun Yuan Holdings Pte Ltd		
Shares of $0.20 each		
Kwek Leng Beng	15,000,000	15,000,000

	Other holdings in which the director is deemed to have an interest	
	At beginning of the year	At end of the year
Immediate and Ultimate Holding Company		
Hong Leong Investment Holdings Pte. Ltd.		
Shares of $100 each		
Kwek Leng Beng	68,596	68,596
Related Corporation		
Sun Yuan Holdings Pte Ltd		
Shares of $0.20 each		
Tan I Tong	10,875,000	10,875,000

There was no change in any of the above-mentioned interests between the end of the financial year and 21 January 2004.

Directors' Interests in Contracts

During the financial year, the Company and/or its related corporations have in the normal course of business entered into transactions with directors and/or their affiliated parties, being related parties and parties in which some of the directors are deemed to have an interest, with the directors having disclosed their interests in such transactions pursuant to Section 156 of the Companies Act, Chapter 50. Such transactions may comprise loans, deposits, provision of nominee and corporate financial advisory services, property-related transactions, construction-related transactions, industrial-related transactions, consumer-related transactions, purchase and sale of investments or investment products, property, products and goods including vehicles, parts and accessories and provision and receipt of after-sales services, insurance and other insurance-related transactions, shares/securities broking services, hotel-related transactions, procurement services, information technology services, e-commerce and e-commerce-related transactions, management and consultancy services and/or other transactions carried out on normal commercial terms and in the normal course of the business of the Company and/or its related corporations.

However, the directors have neither received nor will they become entitled to receive any benefit arising out of these transactions other than those which they may be entitled as customers, suppliers, directors and members of these corporations.

Except as disclosed above, and in the accompanying financial statements, and except for remuneration and professional fees received from the related corporations, since the end of the last financial year, no director has received or become entitled to receive a benefit by reason of a contract made by the Company and/or its related corporations with the director or with a firm of which he is a member or with a company in which he has a substantial financial interest.

Share Options

By the Company

Details of the City Developments Share Option Scheme 2001 (the "CDL Scheme") were set out in the Directors' Report for the year ended 31 December 2000. No options have so far been granted under the CDL Scheme.

By Subsidiaries

Target Realty Limited

Target Realty Limited became a subsidiary of the Company on 28 July 2003 and was delisted from the Official List of the Singapore Exchange Securities Trading Limited on 28 November 2003. Target Realty Limited has an existing share option scheme which was approved by its shareholders on 31 January 2001 (the "TRL Scheme"), details of which are set out in the Directors' Report for the year ended 31 December 2003. No options have so far been granted under the TRL Scheme.

Millennium & Copthorne Hotels plc

The Millennium & Copthorne Hotels Executive Share Option Scheme and the Millennium & Copthorne Hotels Sharesave Scheme, details of which were set out in the Directors' Report for the year ended 31 December 1996, and the Millennium & Copthorne Hotels plc 2003 Executive Share Option Scheme, details of which were set out in the Directors' Report for the year ended 2002, continue to be in operation.

Share Options Granted

During the financial year, there were no options granted by the Company and its subsidiary, Target Realty Limited ("TRL") to any person to take up unissued shares in the Company and TRL respectively and there were no unissued shares of the Company and TRL under option at the end of the financial year.

Options granted by another subsidiary, Millennium & Copthorne Hotels plc, during the financial year were as follows:

Millennium & Copthorne Hotels plc - Millennium & Copthorne Hotels plc 2003 Executive Share Option Scheme, Millennium & Copthorne Hotels Executive Share Option Scheme and Millennium & Copthorne Hotels Sharesave Scheme

(i) Millennium & Copthorne Hotels plc 2003 Executive Share Option Scheme

Particulars of the options granted to subscribe for ordinary shares of £0.30 each in Millennium & Copthorne Hotels plc are as follows:

Date Granted	Granted during the Year	Exercise Price per Share	Exercise Period
		£	
Part I			
10.03.2003	118,083	1.935	10.03.2006 – 09.03.2013
Part II			
10.03.2003	2,259,454	1.935	10.03.2006 – 09.03.2013

(ii) Millennium & Copthorne Hotels Executive Share Option Scheme

No options were granted to subscribe for ordinary shares of £0.30 each in Millennium & Copthorne Hotels plc under the Millennium & Copthorne Hotels Executive Share Option Scheme.

(iii) Millennium & Copthorne Hotels Sharesave Scheme

Particulars of the options granted to subscribe for ordinary shares of £0.30 each in Millennium & Copthorne Hotels plc are as follows:

Date Granted	Granted during the Year	Exercise Price per Share	Exercise Period
		£	
28.04.2003	201,894	1.504	01.07.2006 – 01.01.2007
28.04.2003	171,441	1.504	01.07.2008 – 01.01.2009

Share Options Exercised

During the financial year, there were no shares issued by virtue of any exercise of option to take up unissued shares of the Company or TRL.

The following options in a subsidiary were exercised during the financial year:

<u>Millennium & Copthorne Hotels plc - Millennium & Copthorne Hotels plc 2003 Executive Share Option Scheme, Millennium & Copthorne Hotels Executive Share Option Scheme and Millennium & Copthorne Hotels Sharesave Scheme</u>

(i) *Millennium & Copthorne Hotels plc 2003 Executive Share Option Scheme*

31,937 ordinary shares of £0.30 each in Millennium & Copthorne Hotels plc were issued at the following exercise price following the exercise of the subscription rights as set out in the Millennium & Copthorne Hotels plc 2003 Executive Share Option Scheme:

Exercised during the Year	Exercise Price per Share
	£
Part II	
31,937	1.935

(ii) Millennium & Copthorne Hotels Executive Share Option Scheme

12,081 ordinary shares of £0.30 each in Millennium & Copthorne Hotels plc were issued at the following exercise price following the exercise of the subscription rights as set out in the Millennium & Copthorne Hotels Executive Share Option Scheme:

Exercised during the Year	Exercise Price per Share
	£
Part A	
12,081	2.483

(iii) Millennium & Copthorne Hotels Sharesave Scheme

625 ordinary shares of £0.30 each in Millennium & Copthorne Hotels plc were issued at the following exercise price following the exercise of the subscription rights as set out in the Millennium & Copthorne Hotels Sharesave Scheme:

Exercised during the Year	Exercise Price per Share
	£
625	3.10

Unissued Shares Under Option

At the end of the financial year, there were no unissued shares of the Company or TRL under option.

Unissued shares of a subsidiary under options at the end of the financial year were as follows:

Millennium & Copthorne Hotels plc - Millennium & Copthorne Hotels plc 2003 Executive Share Option Scheme, Millennium & Copthorne Hotels Executive Share Option Scheme and Millennium & Copthorne Hotels Sharesave Scheme

(i) Millennium & Copthorne Hotels plc 2003 Executive Share Option Scheme

Particulars of the options to subscribe for the following number of ordinary shares of £0.30 each in Millennium & Copthorne Hotels plc at the respective exercise price per share are as follows:

Date Granted	Balance at beginning of year	Granted during the year	Exercised during the year	Forfeited during the year	Balance at end of year	Exercise Price per Share	Exercise Period
						£	
Part I							
10.03.2003	–	118,083	–	15,503	102,580	1.935	10.03.2006 – 09.03.2013
Part II							
10.03.2003	–	2,259,454	31,937	121,380	2,106,137	1.935	10.03.2006 – 09.03.2013
		2,377,537	31,937	136,883	2,208,717		

(ii) Millennium & Copthorne Hotels Executive Share Option Scheme

Particulars of the options to subscribe for the following number of ordinary shares of £0.30 each in Millennium & Copthorne Hotels plc at the respective exercise price per share are as follows:

Date Granted	Balance at beginning of year	Exercised during the year	Forfeited during the year	Balance at end of year	Exercise Price per Share	Exercise Period
					£	
Part A						
24.04.1996	13,224	12,081	–	1,143	2.4830	24.04.1999 – 23.04.2006
05.03.1998	13,018	–	–	13,018	4.6087	05.03.2001 – 04.03.2008
05.03.1999	4,139	–	–	4,139	4.8321	05.03.2002 – 04.03.2009
19.11.1999	7,526	–	–	7,526	3.9856	19.11.2002 – 18.11.2009
17.03.2000	36,767	–	8,955	27,812	3.3500	17.03.2003 – 16.03.2010
Balance carried forward	74,674	12,081	8,955	53,638		

Unissued Shares Under Option (cont'd)

Millennium & Copthorne Hotels plc - Millennium & Copthorne Hotels plc 2003 Executive Share Option Scheme, Millennium & Copthorne Hotels Executive Share Option Scheme and Millennium & Copthorne Hotels Sharesave Scheme (cont'd)

(ii) Millennium & Copthorne Hotels Executive Share Option Scheme (cont'd)

Date Granted	Balance at beginning of year	Exercised during the year	Forfeited during the year	Balance at end of year	Exercise Price per Share £	Exercise Period
Part A (cont'd)						
Balance brought forward	74,674	12,081	8,955	53,638		
23.10.2000	7,594	–	–	7,594	3.9500	23.10.2003 – 22.10.2010
20.03.2001	88,080	–	12,224	75,856	4.3500	20.03.2004 – 19.03.2011
26.09.2001	13,200	–	13,200	–	2.2650	26.09.2004 – 25.09.2011
15.03.2002	103,349	–	2,115	101,234	3.2250	15.03.2005 – 14.03.2012
	286,897	12,081	36,494	238,322		
Part B						
24.04.1996	88,484	–	88,484	–	2.4830	24.04.1999 – 23.04.2003
07.03.1997	135,866	–	27,710	108,156	3.6084	08.03.2000 – 07.03.2004
05.03.1998	117,158	–	–	117,158	4.60875	05.03.2001 – 04.03.2005
02.04.1998	53,738	–	–	53,738	4.9527	02.04.2001 – 01.04.2005
05.03.1999	145,624	–	–	145,624	4.8321	05.03.2002 – 04.03.2006
19.11.1999	47,670	–	–	47,670	3.9856	19.11.2002 – 18.11.2006
17.03.2000	341,342	–	2,985	338,357	3.3500	17.03.2003 – 16.03.2007
23.10.2000	5,570	–	–	5,570	3.9500	23.10.2003 – 22.10.2007
14.03.2001	248,235	–	–	248,235	4.3250	14.03.2004 – 13.03.2008
20.03.2001	236,138	–	2,299	233,839	4.3500	20.03.2004 – 19.03.2008
26.09.2001	107,550	–	107,550	–	2.2650	26.09.2004 – 25.09.2008
04.12.2001	153,787	–	–	153,787	2.7350	04.12.2004 – 03.12.2008
15.03.2002	569,838	–	28,149	541,689	3.2250	15.03.2005 – 14.03.2009
	2,251,000	–	257,177	1,993,823		

Unissued Shares Under Option (cont'd)

Millennium & Copthorne Hotels plc - Millennium & Copthorne Hotels plc 2003 Executive Share Option Scheme, Millennium & Copthorne Hotels Executive Share Option Scheme and Millennium & Copthorne Hotels Sharesave Scheme (cont'd)

(iii) Millennium & Copthorne Hotels Sharesave Scheme

Particulars of the options to subscribe for the following number of ordinary shares of £0.30 each in Millennium & Copthorne Hotels plc at the respective exercise price per share are as follows:

Date Granted	Balance at beginning of year	Granted during the year	Exercised during the year	Forfeited during the year	Balance at end of year	Exercise Price per Share	Exercise Period
						£	
09.05.1997	40,523	–	–	40,523	–	2.83138	01.07.2002 – 01.01.2003
05.05.1998	15,090	–	–	–	15,090	3.97466	01.07.2003 – 01.01.2004
05.05.1999	18,911	–	–	18,911	–	3.86748	01.07.2002 – 01.01.2003
05.05.1999	22,945	–	–	7,753	15,192	3.86748	01.07.2004 – 01.01.2005
09.05.2000	50,431	–	625	6,874	42,932	3.10000	01.07.2003 – 01.01.2004
09.05.2000	25,551	–	–	6,530	19,021	3.10000	01.07.2005 – 01.01.2006
08.05.2001	78,612	–	–	21,058	57,554	3.13600	01.07.2004 – 01.01.2005
08.05.2001	45,080	–	–	15,818	29,262	3.13600	01.07.2006 – 01.01.2007
21.05.2002	82,920	–	–	27,968	54,952	2.92000	01.07.2005 – 01.01.2006
21.05.2002	52,351	–	–	18,811	33,540	2.92000	01.07.2007 – 01.01.2008
28.04.2003	–	201,894	–	12,313	189,581	1.50400	01.07.2006 – 01.01.2007
28.04.2003	–	171,441	–	5,678	165,763	1.50400	01.07.2008 – 01.01.2009
	432,414	373,335	625	182,237	622,887		

The options granted by the subsidiary do not entitle the holders of the options, by virtue of such holding, to any rights to participate in any share issue of any other company.

Ability to Meet Obligations

No contingent liability or other liability of the Group or of the Company has become enforceable or is likely to become enforceable within the period of twelve months after the end of the financial year which, in the opinion of the directors, will or may substantially affect the ability of the Group or of the Company to meet their obligations as and when they fall due.

Other Circumstances Affecting the Financial Statements

At the date of this report, the directors are not aware of any circumstances not otherwise dealt with in this report or the full Directors' Report or the full financial statements for the year ended 31 December 2003 which would render any amount stated in the financial statements of the Group or of the Company misleading.

Unusual Items

In the opinion of the directors, no item, transaction or event of a material and unusual nature has substantially affected the results of the operations of the Group or of the Company during the financial year.

In the opinion of the directors, no item, transaction or event of a material and unusual nature has arisen in the interval between the end of the financial year and the date of this report which is likely to affect substantially the results of the operations of the Group or of the Company for the financial year in which this report is made.

Audit Committee

The Audit Committee comprises four non-executive members of the Board, all of whom are independent. The members of the Audit Committee at the date of this report are:

Chee Keng Soon (Chairman)
Foo See Juan
Han Vo-Ta
Tang See Chim

The Summary Financial Statement set out on pages 33 to 52 was approved by the Board of Directors and was signed on its behalf by :

KWEK LENG BENG
Executive Chairman

KWEK LENG JOO
Managing Director

Singapore
26 February 2004

Auditors' Statement

to the Members of City Developments Limited

We have examined the Summary Financial Statement as set out on pages 46 to 52, which have been prepared by the directors of City Developments Limited.

In our opinion, the Summary Financial Statement is consistent, in all material aspects, with the full financial statements and the Directors' Report of City Developments Limited for the year ended 31 December 2003 and complies with the requirements of Section 203A of the Companies Act, Chapter 50, and the regulations made thereunder, applicable to a Summary Financial Statement.

We have issued an unqualified audit report dated 26 February 2004 on the full financial statements of City Developments Limited and its subsidiaries for the year ended 31 December 2003. The audit report is as follows:

"Report of the Auditors to the Members of City Developments Limited

We have audited the accompanying financial statements of City Developments Limited for the year ended 31 December 2003 as set out on pages 66[1] to 166[1]. These financial statements are the responsibility of the Company's directors. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Singapore Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the directors, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion:

(a) the consolidated financial statements of the Group and the balance sheet of the Company are properly drawn up in accordance with the provisions of the Companies Act, Chapter 50 (the "Act") and Singapore Financial Reporting Standards to give a true and fair view of the state of affairs of the Group and of the Company as at 31 December 2003 and of the results, changes in equity and cash flows of the Group and of the changes in equity of the Company for the year ended on that date; and

(b) the accounting and other records (excluding registers) required by the Act to be kept by the Company and by those subsidiaries incorporated in Singapore of which we are the auditors have been properly kept in accordance with the provisions of the Act.

AUDITORS' STATEMENT

to the Members of City Developments Limited

We have considered the financial statements and auditors' reports of all the subsidiaries of which we have not acted as auditors, and also considered the financial statements of the subsidiaries which are not required by the laws of their countries of incorporation to be audited, being financial statements that have been included in the consolidated financial statements of the Group. The names of these subsidiaries are disclosed in note 44[2] to the financial statements.

We are satisfied that the financial statements of the subsidiaries that have been consolidated with the financial statements of the Company are in form and content appropriate and proper for the purposes of the preparation of the consolidated financial statements of the Group, and we have received satisfactory information and explanations as required by us for those purposes.

The auditors' reports on the financial statements of the subsidiaries were not subject to any qualification, and in respect of subsidiaries incorporated in Singapore, did not include any comment made under Section 207(3) of the Act."

KPMG
Certified Public Accountants

Singapore
26 February 2004

Notes :

[1] The page numbers are as stated in the Auditor's Report dated 26 February 2004 included in City Developments Limited's Annual Report for the financial year ended 31 December 2003.

[2] The note number is as stated in the financial statements of the Group and the Company.

Balance Sheets

as at 31 December 2003

	The Group		The Company	
	2003	2002	2003	2002
	$'000	$'000	$'000	$'000
Non-current assets				
Property, plant and equipment	9,145,659	7,397,005	664,638	670,453
Investments in subsidiaries	–	–	2,204,934	2,125,806
Investments in associated companies	1,383	27,651	–	–
Investments in jointly controlled entities	246,029	159,246	68,495	63,385
Financial assets	25,432	22,101	15,546	16,825
Deferred financial charges	13,368	19,284	397	390
Intangible assets	298	253	–	–
Other non-current assets	111,010	115,238	60,714	36,807
Current assets				
Development properties	2,237,893	2,178,284	1,861,622	1,777,621
Consumable stocks	13,159	12,491	1,159	1,219
Financial assets	30,158	20,528	–	–
Trade and other receivables	663,264	701,596	687,134	687,451
Cash and cash equivalents	571,400	614,787	255,477	191,316
	3,515,874	3,527,686	2,805,392	2,657,607
Less:				
Current liabilities				
Bank overdrafts	4,511	4,980	–	–
Trade and other payables	686,434	695,585	848,628	639,341
Bank loans	44,865	108,631	44,082	102,681
Current portion of long-term liabilities	367,906	475,581	125,000	200,000
Bonds and notes - repayable within 12 months	321,075	190,351	120,000	147,000
Employee benefits	11,861	15,045	1,112	1,519
Provision for taxation	76,308	123,302	15,081	51,138
Provisions	6,383	–	–	–
	1,519,343	1,613,475	1,153,903	1,141,679
Net current assets	1,996,531	1,914,211	1,651,489	1,515,928
Balance carried forward	11,539,710	9,654,989	4,666,213	4,429,594

BALANCE SHEETS

as at 31 December 2003

	The Group		The Company	
	2003	2002	2003	2002
	$'000	$'000	$'000	$'000
Balance brought forward	11,539,710	9,654,989	4,666,213	4,429,594
Less:				
Non-current liabilities				
Interest-bearing loans and other liabilities	4,142,603	4,071,027	1,069,975	938,199
Employee benefits	16,125	11,784	–	–
Provisions	10,839	10,335	–	–
Deferred tax liabilities	698,120	317,126	24,177	21,841
	4,867,687	4,410,272	1,094,152	960,040
Less:				
Minority interests	2,069,015	1,382,546	–	–
NET ASSETS	4,603,008	3,862,171	3,572,061	3,469,554
CAPITAL AND RESERVES				
Share capital	413,593	400,511	413,593	400,511
Reserves	4,189,415	3,461,660	3,158,468	3,069,043
	4,603,008	3,862,171	3,572,061	3,469,554

Consolidated Profit and Loss Accounts

for year ended 31 December 2003

	The Group	
	2003	2002
	$'000	$'000
Revenue	2,325,976	2,288,696
Cost of sales	(1,327,036)	(1,139,293)
Gross profit	998,940	1,149,403
Other operating income	64,896	66,945
Administrative expenses	(405,246)	(421,862)
Other operating expenses	(389,696)	(370,200)
Profit from operations	268,894	424,286
Finance costs	(162,375)	(191,026)
Profit before share of results of associated companies and jointly controlled entities	106,519	233,260
Share of loss of associated companies	(78)	(1,049)
Share of profit of jointly controlled entities	107,376	10,872
Profit from ordinary activities before taxation	213,817	243,083
Taxation	(30,404)	(43,424)
Profit from ordinary activities after taxation	183,413	199,659
Minority interests	(31,131)	(48,456)
Net profit for the year	152,282	151,203
Earnings per share (basic and fully diluted)	18.78 cents	18.88 cents

1. Professional Fees

	The Group		The Company	
	2003 $'000	2002 $'000	2003 $'000	2002 $'000
Professional fees paid to firms of which directors of the Company are members:				
- charged to profit and loss account	156	182	156	180
- included as cost of property, plant and equipment and cost of development properties	81	586	81	586
	237	768	237	766

2. Significant Related Party Transactions

Rental, maintenance services and other transactions entered into with related parties in the normal course of business were as follows:

	The Group		The Company	
	2003 $'000	2002 $'000	2003 $'000	2002 $'000
(a) Rental, management and maintenance services received and receivable from:				
- immediate and ultimate holding company	–	11	–	–
- subsidiaries	–	–	4,270	4,957
- fellow subsidiaries	2,544	2,618	1,403	1,635
- jointly controlled entities	2,728	2,930	1,222	1,271
	5,272	5,559	6,895	7,863
(b) Rental, management and maintenance services paid and payable to:				
- subsidiaries	–	–	7,162	7,915
- fellow subsidiaries	852	1,336	–	–
- jointly controlled entities	735	730	–	–
	1,587	2,066	7,162	7,915

2. Significant Related Party Transactions (cont'd)

Rental, maintenance services and other transactions entered into with related parties in the normal course of business were as follows: (cont'd)

	The Group		The Company	
	2003 $'000	2002 $'000	2003 $'000	2002 $'000
(c) Sale of property to:				
- a fellow subsidiary	1,281	800	1,281	–
- a director and his immediate family	3,833	–	3,833	–
	5,114	800	5,114	–
(d) Sale of property, plant and equipment to a subsidiary	–	–	1,083	–

The pricing for management services was based on agreed terms.

3. Changes in Accounting Policies and Estimates

In prior years, the Group stated all of its property, plant and equipment at cost less accumulated depreciation and impairment losses. With effect from 1 January 2003, the Group changed its accounting policy to state its hotel properties at cost or subsequent revaluation less accumulated depreciation and impairment losses.

The valuations of the hotel properties were based on the carrying amounts of the hotel properties of its hotel subsidiary, Millennium & Copthorne Hotels plc ("M&C") which are reflective of the fair values of the hotel properties. The accounting policy for M&C is to state the hotel properties at cost or subsequent valuation less accumulated depreciation and impairment losses. The revaluation of the hotel properties by M&C is performed with sufficient regularity as one-third of the entire portfolio of hotel properties are revalued annually by external professional valuers. All hotel properties are subject to annual impairment reviews by M&C. Accordingly, the directors concluded the carrying values of the hotel properties at M&C Group as at 1 January 2003 to be the basis of valuation for the hotel properties held by the Group.

For hotel properties that were subject to external professional valuation on an existing use basis, the valuers for 2002 are as follows:

Region	Valuer
USA	PKF Consulting
Europe	Insignia Richard Ellis
Asia	CB Richard Ellis and DTZ Debenham Tie Leung
Australia and New Zealand	CB Richard Ellis

3. Changes in Accounting Policies and Estimates (cont'd)

Resulting from the change in accounting policy, an asset revaluation reserve was recognised:

	The Group $'000	The Company $'000
Asset revaluation reserve	461,426	855

Consequential to the change in accounting policy for hotel properties, the Group also re-evaluated the residual value of the core component of the hotel buildings. With this re-evaluation, the directors have concluded that the estimates of the residual values used by M&C are appropriate for use by the Group as this will better reflect the value of the core and non-core components of the hotel properties. M&C had ascribed residual values to the hotel properties, depending on the nature, location and tenure of each hotel property. No residual values are ascribed to building surfaces finishes and services.

These changes have the following impact on the net profit for the year:

	The Group $'000
Net profit before changes in accounting policy and estimates on hotel properties	131,355
Effect of changes	20,927
Net profit for the year	152,282

4. Dividends

	The Group and The Company	
	2003 $'000	2002 $'000
Final dividend paid of 7.5 cents (2002: 7.5 cents) per share less tax at 22% (2002: 22%)	46,860	46,860

4. **Dividends (cont'd)**

After the balance sheet date, the directors proposed the following dividends, which have not been provided for:

	The Group and The Company	
	2003	2002
	$'000	$'000
Final dividend proposed of 7.5 cents (2002: 7.5 cents) per share less tax at 22% (2002: 22%)	48,390	46,860
Special dividend proposed of 50 cents (2002: Nil) per share less tax at 22%	322,602	–
	370,992	46,860

5. **Subsequent Event**

On 26 February 2004, the Company announced that the Directors propose to seek approval from the shareholders of the Company ("Shareholders") at an extraordinary general meeting ("EGM") of the Company to be convened, for the following matters:

(a) declaration of a one-off special cash dividend of $0.50 (gross) or $0.39[1](net) (after deduction of tax at the prevailing rate of 22%) per ordinary share of $0.50 each held in the capital of the Company ("Share"), amounting to an aggregate of approximately $322.6 million[1] (net) (after deduction of tax at the prevailing rate of 22%);

(b) a bonus issue of up to 82,718,564 bonus warrants ("Bonus Warrants"), on the basis of one (1) Bonus Warrant for every ten (10) Shares held, fractional entitlements to be disregarded; and

(c) a renounceable rights issue of up to 330,874,257 non-redeemable convertible non-cumulative preference shares of $0.05 each in the capital of the Company ("Preference Shares") at an issue price of $1.00 for each Preference Share, on the basis of two (2) Preference Shares for every five (5) Shares held, fractional entitlements to be disregarded,

collectively, the "Proposed Transactions".

An application will be made by the Company to the Singapore Exchange Securities Trading Limited ("SGX-ST") for its approval in-principle for the listing of and quotation for the Bonus Warrants, the Preference Shares, the new Shares to be issued upon the exercise of the Bonus Warrants and the Shares into which the Preference Shares may be converted on the Official List of the SGX-ST. The Proposed Transactions are inter-conditional, and none of the Proposed Transactions will be undertaken by the Company unless, inter alia, approval for each of them is obtained from Shareholders.

Salient details of the Proposed Transactions are set out in the Company's announcement of 26 February 2004, and further details of the same will be set out in a circular (enclosing the Notice of EGM) to be despatched by the Company to Shareholders in due course.

Note :

1. Depending on the prevailing tax rate at time of payment of the Special Cash Dividend, the net amount after deduction of tax may vary.

ANALYSIS OF SHAREHOLDINGS

As at 1 March 2004

Authorised Share Capital	:	$2,000,000,000.00
Issued and Fully Paid up Capital	:	$413,592,821.50
No. of Ordinary Shareholders	:	12,597
Class of Shares	:	Ordinary shares of $0.50 each
Voting Rights	:	1 vote for 1 ordinary share

Range of Shareholdings	No. of Shareholders	%	No. of shares	%
1 – 999	1,408	11.18	465,284	0.05
1,000 – 10,000	10,216	81.10	26,452,031	3.20
10,001 – 1,000,000	939	7.45	39,019,254	4.72
1,000,001 and above	34	0.27	761,249,074	92.03
	12,597	100.00	827,185,643	100.00

Based on information available to the Company as at 1 March 2004, approximately 51.22% of the issued ordinary share capital of the Company is held by the public, and accordingly, Rule 723 of the Listing Manual of the Singapore Exchange Securities Trading Limited has been complied with.

MAJOR SHAREHOLDERS LIST - TOP 20 AS AT 1 MARCH 2004

No.	Name	No. of Shares Held	%
1	DBS Nominees (Pte) Ltd	115,494,022	13.96
2	Raffles Nominees (Pte) Ltd	109,666,308	13.26
3	Citibank Nominees Singapore Pte Ltd	86,497,799	10.46
4	Hong Leong Investment Holdings Pte. Ltd.	59,926,669	7.24
5	The HSBC Limited	57,000,000	6.89
6	UOB Nominees (Pte) Ltd	55,639,984	6.72
7	HSBC (Singapore) Nominees Pte Ltd	51,337,722	6.20
8	Keppel Bank Nominees Pte Ltd	48,808,373	5.90
9	Hong Leong Holdings Limited	20,661,343	2.50
10	OUB Nominees Pte Ltd	20,424,053	2.47
11	BankAmerica Nominees (1993) Pte Ltd	15,017,160	1.82
12	Hong Leong Corporation Holdings Pte Ltd	14,481,667	1.75
13	SGI Investment Holdings Pte Ltd	14,320,377	1.73
14	Singapore Nominees Pte Ltd	13,108,910	1.58
15	Hong Realty (Private) Limited	12,780,931	1.55
16	OCBC Nominees Pte Ltd	8,895,580	1.08
17	Kay Hian James Capel Pte Ltd	5,927,229	0.72
18	Garden Estates (Pte.) Limited	5,604,173	0.68
19	DB Nominees (S) Pte Ltd	4,955,664	0.60
20	NIN Investment Holdings Pte Ltd	4,783,173	0.58
		725,331,137	87.69

Analysis of Shareholdings

As at 1 March 2004

Substantial Shareholders as shown in the Register of Substantial Shareholders

	No. of shares in which they have interest			
	Direct Interest	Deemed Interest	Total	%
Hong Realty (Private) Limited	29,170,931	27,081,598[1]	56,252,529	6.80
Hong Leong Holdings Limited	135,261,343	17,764,202[2]	153,025,545	18.50
Hong Leong Investment Holdings Pte. Ltd.	127,426,669	274,288,713[3]	401,715,382	48.56
Kwek Holdings Pte Ltd	–	401,715,382[4]	401,715,382	48.56
Davos Investment Holdings Private Limited	–	401,715,382[4]	401,715,382	48.56

Notes

(1) Hong Realty (Private) Limited ("HR") is deemed under Section 7 of the Companies Act to have an interest in the 27,081,598 ordinary shares held directly by companies in which it is entitled to exercise or control the exercise of not less than 20% of the votes attached to the voting shares thereof.

(2) Hong Leong Holdings Limited ("HLH") is deemed under Section 7 of the Companies Act to have an interest in the 17,764,202 ordinary shares held directly by companies in which it is entitled to exercise or control the exercise of not less than 20% of the votes attached to the voting shares thereof.

(3) Hong Leong Investment Holdings Pte. Ltd. ("HLIH") is deemed under Section 7 of the Companies Act to have an interest in the 274,288,713 ordinary shares held directly and/or indirectly by companies in which it is entitled to exercise or control the exercise of not less than 20% of the votes attached to the voting shares thereof which includes (i) the 56,252,529 ordinary shares held directly and indirectly by HR; and (ii) the 153,025,545 ordinary shares held directly and indirectly by HLH, out of which 8,459,447 ordinary shares have been identified as ordinary shares in which HR is also deemed to have an interest in under sub-section (i) above.

(4) Kwek Holdings Pte Ltd and Davos Investment Holdings Private Limited are deemed under Section 7 of the Companies Act to have an interest in the 401,715,382 ordinary shares held directly and/or indirectly by HLIH in which they are entitled to exercise or control the exercise of not less than 20% of the votes attached to the voting shares thereof.

NOTICE IS HEREBY GIVEN that the Forty-First Annual General Meeting of City Developments Limited (the "Company") will be held at M Hotel Singapore, Meeting Room 1, Basement 1, 81 Anson Road, Singapore 079908 on Thursday, 29 April 2004 at 3.00 p.m. for the following purposes:

ORDINARY BUSINESS

1. To receive the audited financial statements and the reports of the Directors and Auditors for the year ended 31 December 2003.

2. To declare a first and final dividend of 15% less 20% income tax for the year ended 31 December 2003 as recommended by the Directors.

3. To approve Directors' Fees of $220,000 for the year ended 31 December 2003 and Audit Committee Fees of $42,500 per quarter for the period from 1 July 2004 to 30 June 2005, with payment of the Audit Committee Fees to be made in arrears at the end of each calendar quarter.

4. To re-elect the following Directors retiring in accordance with the Articles of Association of the Company:

   i) Mr Kwek Leng Beng
   ii) Mr Kwek Leng Peck

5. To consider and, if thought fit, pass the following resolutions in accordance with Section 153(6) of the Companies Act, Chapter 50:

   i) That Mr Sim Miah Kian be and is hereby re-appointed a Director of the Company to hold office until the next Annual General Meeting.

   ii) That Mr Tan I Tong be and is hereby re-appointed a Director of the Company to hold office until the next Annual General Meeting.

   iii) That Mr Ong Pang Boon be and is hereby re-appointed a Director of the Company to hold office until the next Annual General Meeting.

   iv) That Mr Chee Keng Soon be and is hereby re-appointed a Director of the Company to hold office until the next Annual General Meeting.

   v) That Mr Tang See Chim be and is hereby re-appointed a Director of the Company to hold office until the next Annual General Meeting.

6. To re-appoint Messrs KPMG as Auditors and to authorise the Directors to fix their remuneration.

7. To transact any other business as may properly be transacted at an Annual General Meeting.

SPECIAL BUSINESS

8. To consider and, if thought fit, pass the following resolution as an ordinary resolution:

That approval be and is hereby given to the Directors to offer and grant options in accordance with the provisions of the City Developments Share Option Scheme 2001 (the "Scheme") and to allot and issue from time to time such number of shares in the capital of the Company as may be required to be issued pursuant to the exercise of the options granted under the Scheme provided that the aggregate number of shares to be issued pursuant to the Scheme shall not exceed 8% of the issued share capital of the Company from time to time.

9. To consider and, if thought fit, pass the following resolution as an ordinary resolution:

(a) That approval be and is hereby given for the purpose of Chapter 9 of the Listing Manual of the Singapore Exchange Securities Trading Limited ("SGX-ST"), for the Company, its subsidiaries and its associated companies that are not listed on the SGX-ST, or an approved exchange, over which the Company, its subsidiaries and/or its interested person(s), have control, or any of them, to enter into any of the transactions falling within the category of Interested Person Transactions, particulars of which are set out in the Company's Circular to Shareholders dated 28 April 2003 (the "Circular") with any party who is of the class or classes of Interested Persons described in the Circular, provided that such transactions are entered into in accordance with the review procedures for Interested Person Transactions as set out in the Circular, and that such approval (the "IPT Mandate"), shall unless revoked or varied by the Company in General Meeting, continue in force until the next Annual General Meeting of the Company; and

(b) That the Directors of the Company and each of them be and are hereby authorised to complete and do all such acts and things (including executing all such documents as may be required) as they or he may consider expedient or necessary or in the interests of the Company to give effect to the IPT Mandate and/or this Resolution.

By Order of the Board

Shufen Loh @ Catherine Shufen Loh
Enid Ling Peek Fong
Company Secretaries

Singapore
25 March 2004

Notes:

1. A member of the Company entitled to attend and vote at the Meeting is entitled to appoint not more than two proxies to attend and vote in his stead. A proxy need not be a member of the Company.

2. The instrument appointing a proxy must be deposited at the registered office of the Company at 36 Robinson Road, #04-01 City House, Singapore 068877 not less than 48 hours before the time appointed for holding the Meeting.

3. With reference to the ordinary resolution proposed in 5(iv) above, Mr Chee Keng Soon will, upon re-appointment as a Director of the Company, remain as Chairman of the Audit Committee, Nominations Committee and Remuneration Committee, and is considered independent for the purposes of Rule 704(8) of the Listing Manual of the Singapore Exchange Securities Trading Limited.

4. With reference to the ordinary resolution proposed in 5(v) above, Mr Tang See Chim will, upon re-appointment as a Director of the Company, remain as a member of the Audit Committee and Remuneration Committee, and is considered independent for the purposes of Rule 704(8) of the Listing Manual of the Singapore Exchange Securities Trading Limited.

PROXY FORM

IMPORTANT

1. For investors who have used their CPF monies to buy the Company's shares, this Summary Report/Annual Report is forwarded to them at the request of their CPF Approved Nominees and is sent solely FOR INFORMATION ONLY.
2. This Proxy Form is not valid for use by CPF Investors and shall be ineffective for all intents and purposes if used or purported to be used by them.

CITY DEVELOPMENTS LIMITED

(Incorporated in the Republic of Singapore)

* I/We, ______________________________ with *NRIC/Passport Number: ________

of ____

being a *member/members of City Developments Limited (the "Company"), hereby appoint

Name	Address	NRIC/ Passport Number	Proportion of Shareholdings (%)
*and/or			

or failing *him/her, the Chairman of the Forty-First Annual General Meeting of the Company ("AGM"), as *my/our *proxy/proxies to vote for *me/us on *my/our behalf at the AGM to be held at M Hotel Singapore, Meeting Room 1, Basement 1, 81 Anson Road, Singapore 079908 on Thursday, 29 April 2004 at 3.00 p.m., and at any adjournment thereof. *I/We direct *my/our *proxy/proxies to vote for or against the Resolutions to be proposed at the AGM as indicated hereunder. If no specific direction as to voting is given, the *proxy/proxies will vote or abstain from voting at *his/their discretion, as *he/they will on any other matter arising at the AGM.

No.	Resolutions		For	Against
	ORDINARY BUSINESS			
1.	Adoption of Reports and Financial Statements			
2.	Declaration of Dividend			
3.	Approval of Directors' Fees and Audit Committee Fees			
4.	Re-election of Directors:	(i) Mr Kwek Leng Beng		
		(ii) Mr Kwek Leng Peck		
5.	Re-appointment of Directors under Section 153(6) of the Companies Act, Chapter 50:	(i) Mr Sim Miah Kian		
		(ii) Mr Tan I Tong		
		(iii) Mr Ong Pang Boon		
		(iv) Mr Chee Keng Soon		
		(v) Mr Tang See Chim		
6.	Re-appointment of KPMG as Auditors			
7.	Other Ordinary Business			
	SPECIAL BUSINESS			
8.	Authority for Directors to offer and grant options and to issue shares in accordance with the provisions of the City Developments Share Option Scheme 2001			
9.	Renewal of IPT Mandate for Interested Person Transactions			

Dated this ______ day of ________________ 2004

No. of Shares Held

*Delete accordingly

Signature(s) of Member(s)/Common Seal

IMPORTANT: PLEASE READ NOTES ON THE REVERSE

Notes:

1. Please insert the total number of shares held by you. If you have shares entered against your name in the Depository Register (as defined in Section 130A of the Companies Act, Chapter 50), you should insert that number of shares. If you have shares registered in your name in the Register of Members, you should insert that number of shares. If you have shares entered against your name in the Depository Register and shares registered in your name in the Register of Members, you should insert the aggregate number of shares entered against your name in the Depository Register and registered in your name in the Register of Members. If no number is inserted, the instrument appointing a proxy or proxies shall be deemed to relate to all the shares held by you.

2. A member of the Company entitled to attend and vote at a meeting of the Company is entitled to appoint one or two proxies to attend and vote in his stead. A proxy need not be a member of the Company.

3. Where a member appoints two proxies, the appointments shall be invalid unless he specifies the proportion of his shareholding (expressed as a percentage of the whole) to be represented by each proxy.

4. The instrument appointing a proxy or proxies must be deposited at the registered office of the Company at 36 Robinson Road, #04-01 City House, Singapore 068877 not less than 48 hours before the time appointed for holding the AGM.

5. The instrument appointing a proxy or proxies must be signed by the appointor or his attorney duly authorised in writing. Where the instrument appointing a proxy or proxies is executed by a body corporate, it must be executed either under its seal or under the hand of an officer or attorney duly authorised. Where an instrument appointing a proxy or proxies is signed on behalf of the appointor by an attorney, the letter or power of attorney or a duly certified copy thereof must be lodged with the instrument, failing which the instrument may be treated as invalid.

6. A corporation which is a member may authorise by resolution of its directors or other governing body such person as it thinks fit to act as its representative at the AGM in accordance with its Articles of Association and Section 179 of the Companies Act, Chapter 50.

7. The Company shall be entitled to reject the instrument of proxy or proxies if it is incomplete, improperly completed or illegible or where the true intentions of the appointor are not ascertainable from the instructions of the appointor specified in the instrument appointing a proxy or proxies. In addition, in the case of shares entered in the Depository Register, the Company may reject any instrument of proxy or proxies lodged if the member, being the appointor, is not shown to have shares entered against his name in the Depository Register as at 48 hours before the time appointed for holding the AGM, as certified by The Central Depository (Pte) Limited to the Company.

Fold here

AGM
Proxy Form

Affix
stamp here

The Secretary
CITY DEVELOPMENTS LIMITED
36 Robinson Road
#04-01 City House
SINGAPORE 068877

Fold here

Request Form

City Developments Limited

(Incorporated in the Republic of Singapore)

25 March 2004

Dear Shareholder,

This notice accompanies a copy of the Summary Financial Report ("SFR") of City Developments Limited ("CDL" or the "Company") for the financial year ended 31 December 2003 ("FY 2003"). The SFR contains a review of the CDL Group for FY 2003. It also contains a summary of the audited financial statements of the Company and the Group for FY 2003.

The Directors' Report and the full financial statements of the Company and the Group for FY 2003 are set out in a separate report called the Annual Report ("AR") 2003. This report is available to all registered shareholders of CDL at no cost upon request.

We will be sending you SFRs instead of ARs for so long as you are a shareholder of CDL unless you indicate otherwise in the request form below. If you are receiving this SFR for the first time or you did not respond previously, and you wish to receive a copy of the AR for FY 2003 and/or for so long as you are a shareholder, please complete the request form below by ticking the relevant box and returning the same to us by 1 April 2004. If we do not receive your request form, it would indicate that you do not wish to receive copies of the AR for FY 2003 and for future financial years.

For shareholders who have responded previously, you may change your previous request by ticking the appropriate box and returning the request form duly completed to us by 1 April 2004. Your latest request will supercede your earlier requests received by us.

Yours faithfully
For City Developments Limited

Shufen Loh @ Catherine Shufen Loh
Enid Ling Peek Fong
Company Secretaries

Glue along dotted line

Glue along dotted line

To: City Developments Limited ("CDL")
Please tick only one box. Incomplete or improperly completed request will not be processed.

[ ] Please send me/us the Annual Report for FY 2003.

[ ] Please do not send me/us the Summary Financial Report and the Annual Report for future financial years for so long as I am/we are a shareholder(s) of CDL.

[ ] Please send me/us the Summary Financial Report and the Annual Report for future financial years for so long as I am/ we are a shareholder(s) of CDL.

Name(s) of shareholder(s): ______________________ NRIC/Passport Number(s) : ______________

The shares in CDL are held by me under or through :
Please tick only one box.

[ ] +CDP Securities Account Number : 1 6 8 1 - _ _ _ _ - _ _ _ _

[ ] *CPFIS Account

[ ] Physical scrips

Address: ____

Signature(s): ______________________ Date: ______________

Note: + This is only applicable if any of your shares in CDL is registered in the Depository Register maintained by The Central Depository (Pte) Limited.
* Please note that if your shares are held under CPFIS, you may only select the first option.

Fold along this line (1)

Postage will be paid by addressee. For posting in Singapore only.

BUSINESS REPLY SERVICE
PERMIT NO. 07243

CITY DEVELOPMENTS LIMITED
c/o The Central Depository (Pte) Limited
4 Shenton Way #02-01
SGX Centre 2
SINGAPORE 068807

Fold along this line (2)

Produced by Group Corporate Affairs, Hong Leong Group Singapore & Corporate Communications Department, City Developments Limited
Design and Production by Zucchini Design Pte Ltd
Printed on Environmentally Friendly Paper (Paper for cover and corporate pages is made of minimum 51% recycled content and is total chlorine-free pulp)

CITY DEVELOPMENTS LIMITED

www.cdl.com.sg

MASNET No. 23 OF 25.03.2004
Announcement No. 44

04 MAR 30 AM 7:21

CITY DEVELOPMENTS LIMITED

Notice Of Annual General Meeting

NOTICE IS HEREBY GIVEN that the Forty-First Annual General Meeting of City Developments Limited (the "Company") will be held at M Hotel Singapore, Meeting Room 1, Basement 1, 81 Anson Road, Singapore 079908 on Thursday, 29 April 2004 at 3.00 p.m. for the following purposes:

ORDINARY BUSINESS

1. To receive the audited financial statements and the reports of the Directors and Auditors for the year ended 31 December 2003.

2. To declare a first and final dividend of 15% less 20% income tax for the year ended 31 December 2003 as recommended by the Directors.

3. To approve Directors' Fees of $220,000 for the year ended 31 December 2003 and Audit Committee Fees of $42,500 per quarter for the period from 1 July 2004 to 30 June 2005, with payment of the Audit Committee Fees to be made in arrears at the end of each calendar quarter.

4. To re-elect the following Directors retiring in accordance with the Articles of Association of the Company:

   i) Mr Kwek Leng Beng
   ii) Mr Kwek Leng Peck

5. To consider and, if thought fit, pass the following resolutions in accordance with Section 153(6) of the Companies Act, Chapter 50:

   i) That Mr Sim Miah Kian be and is hereby re-appointed a Director of the Company to hold office until the next Annual General Meeting.

   ii) That Mr Tan I Tong be and is hereby re-appointed a Director of the Company to hold office until the next Annual General Meeting.

   iii) That Mr Ong Pang Boon be and is hereby re-appointed a Director of the Company to hold office until the next Annual General Meeting.

   iv) That Mr Chee Keng Soon be and is hereby re-appointed a Director of the Company to hold office until the next Annual General Meeting.

   v) That Mr Tang See Chim be and is hereby re-appointed a Director of the Company to hold office until the next Annual General Meeting.

6. To re-appoint Messrs KPMG as Auditors and to authorise the Directors to fix their remuneration.

7. To transact any other business as may properly be transacted at an Annual General Meeting.

SPECIAL BUSINESS

8. To consider and, if thought fit, pass the following resolution as an ordinary resolution:

   That approval be and is hereby given to the Directors to offer and grant options in accordance with the provisions of the City Developments Share Option Scheme 2001 (the "Scheme") and to allot and issue from time to time such number of shares in the capital of the Company as may be required to be issued pursuant to the exercise of the options granted under the Scheme provided that the aggregate number of shares to be issued pursuant to the Scheme shall not exceed 8% of the issued share capital of the Company from time to time.

9. To consider and, if thought fit, pass the following resolution as an ordinary resolution:

   (a) That approval be and is hereby given for the purpose of Chapter 9 of the Listing Manual of the Singapore Exchange Securities Trading Limited ("SGX-ST"), for the Company, its subsidiaries and its associated companies that are not listed on the SGX-ST, or an approved exchange, over which the Company, its subsidiaries and/or its interested person(s), have control, or any of them, to enter into any of the transactions falling within the category of Interested Person Transactions, particulars of which are set out in the Company's Circular to Shareholders dated 28 April 2003 (the "Circular") with any party who is of the class or classes of Interested Persons described in the Circular, provided that such transactions are entered into in accordance with the review procedures for Interested Person Transactions as set out in the Circular, and that such approval (the "IPT Mandate"), shall unless revoked or varied by the Company in General Meeting, continue in force until the next Annual General Meeting of the Company; and

   (b) That the Directors of the Company and each of them be and are hereby authorised to complete and do all such acts and things (including executing all such documents as may be required) as they or he may consider expedient or necessary or in the interests of the Company to give effect to the IPT Mandate and/or this Resolution.

By Order of the Board

Shufen Loh @ Catherine Shufen Loh
Enid Ling Peek Fong
Company Secretaries
Singapore
25 March 2004

Submitted by Enid Ling Peek Fong, Company Secretary on 25/03/2004 to the SGX

MASNET No. 20 OF 25.03.2004
Announcement No. 39

04 MAR 30 AM 7:21

CITY DEVELOPMENTS LIMITED

Notifications on Subsidiary and Associated Companies

The Board of Directors of City Developments Limited ("CDL" or the "Company") wishes to announce that :

(1) Singapura Developments (Private) Limited and City (Labuan) Holdings Limited, both wholly-owned subsidiaries of the Company, have invested 50% and 49.9991% respectively in the equity of WREP Urban Pool Investors, L.L.C. ("WREP LLC"), a limited liability corporation. The remaining 0.0009% equity interests in WREP LLC is held by Westbrook Real Estate Special Fund, L.L.C.. Information relating to WREP LLC is as follows:

Name of Company	:	WREP Urban Pool Investors, L.L.C.
Date & country of incorporation	:	9 September 2003 United States of America
Total capital contribution	:	¥1,079,852,175
Principal activity	:	Investment holding

(2) WREP LLC in turn has invested in the following limited liability companies/ limited partnerships :

Name of limited liability company	Equity Interest (%)
Avalon Strategic Managers, LLC ("ASM")	47.5%
Casa Portfolio Managers LLC ("CPM")	47.5%
Sennan Partners LLC ("SP")	47.5%

Name of limited partnership	Ownership Interest (%)
Avalon Strategic Investors, L.P. ("ASI")	47.2625%
Casa Investors, L.P. ("Casa")	47.2625%
Sennan Strategic Investors, L.P. ("SSI")	47.2625%

Each of ASM, CPM and SP has also invested 0.5% interest in ASI, Casa and SSI respectively.

Information relating to ASM, CPM, SP, ASI, Casa and SSI are as follows:

(a)	Name of Company	:	Avalon Strategic Managers, LLC
	Date & country of incorporation	:	25 September 2003 United States of America
	Total capital contribution	:	¥108,000,000
	Principal activity	:	Business managers
(b)	Name of Company	:	Casa Portfolio Managers LLC
	Date & country of incorporation	:	9 September 2003 United States of America
	Total capital contribution	:	US$10,000
	Principal activity	:	Business managers
(c)	Name of Company	:	Sennan Partners, LLC
	Date & country of incorporation	:	23 October 2003 United States of America
	Total capital contribution	:	US$10,000
	Principal activity	:	Business managers
(d)	Name of Limited Partnership	:	Avalon Strategic Investors, L.P
	Date & country of incorporation	:	25 September 2003 United States of America
	Total capital contribution	:	¥408,000,000
	Principal activity	:	Investment holding
(e)	Name of Limited Partnership	:	Casa Investors, L.P.
	Date & country of incorporation	:	23 September 2003 United States of America
	Total capital contribution	:	¥2,284,796,984
	Principal activity	:	Investment holding

(f) Name of Limited Partnership : Sennan Strategic Investors, L.P.

Date & country of incorporation : 15 October 2003
United States of America

Total capital contribution : ¥108,000,000

Principal activity : Investment holding

(3) ASI has invested in the following companies:

(a) 100% of the equity in Avalon Resort Investors, LLC ("ARI"); and

(b) 100% of the equity in Advance Funding Investors, LLC ("Advance Funding").

ARI has in turn invested in 100% of the equity interest in Resort Villa Futtsu KK ("RVF").

Information relating to ARI, Advance Funding and RVF are as follows:

(i) Name of Company : Avalon Resort Investors, LLC

Date & country of incorporation : 24 September 2003
United States of America

Total capital contribution : ¥30,500,000

Principal activity : Investment holding

(ii) Name of Company : Advance Funding Investors, LLC

Date & country of incorporation : 24 September 2003
United States of America

Total capital contribution : ¥377,500,000

Principal activity : Investment holding

(iii) Name of Company : Resort Villa Futtsu KK

Date & country of incorporation : 18 April 1987
Japan

Total issued share capital : ¥30,000,000 divided into 600 shares of ¥50,000 each

Principal activity : Management, leasing and sale of real estate

(4) Casa has invested in the following companies:

(a) 100% of the equity in Casa Preferred Investors ("CPI");

(b) 100% of the equity in Casa Investment Leasing Corporation Y.K. ("Casa Leasing"); and

(c) 100% of the equity in Casa Investment Corporation, Y.K. ("Casa Corporation").

CPI and Casa in turn have jointly invested in 50% each of the equity in Casa Property Special Purpose Company ("Casa SPC").

Information relating to CPI, Casa Leasing, Casa Corporation and Casa SPC are as follows:

(i)	Name of Company	:	Casa Preferred Investors
	Date & country of incorporation	:	29 October 2003 Cayman Islands
	Total issued share capital	:	US$1,001 divided into 1,001 shares of US$1 each
	Principal activity	:	Investment holding
(ii)	Name of Company	:	Casa Investment Leasing Corporation Y.K.
	Date & country of incorporation	:	8 July 2003 Japan
	Total capital contribution	:	¥3,000,000 divided into 60 units of ¥50,000 each
	Principal activity	:	Leasing of residential buildings
(iii)	Name of Company	:	Casa Investment Corporation, Y.K.
	Date & country of incorporation	:	8 July 2003 Japan
	Total capital contribution	:	¥3,000,000 divided into 60 units of ¥50,000 each
	Principal activity	:	Investment holding

(iv)	Name of Company	:	Casa Property Special Purpose Company
	Date & country of incorporation	:	22 September 2003 Japan
	Total capital contribution	:	¥880,300,000 divided into 17,606 units of ¥50,000 each
	Principal activity	:	Investment holding

(5) SSI in turn has invested in 100% of the equity in Sennan Strategic Managers, LLC, a limited liability company, information of which is set out as follows :

Name of Company	:	Sennan Strategic Managers, LLC
Date & country of incorporation	:	15 October 2003 United States of America
Total capital contribution	:	¥108,000,000
Principal activity	:	Investment holding

(6) Perfect Profit Enterprise Co., Ltd., an associated company of CDL Bangkok Limited, which in turn is a wholly-owned subsidiary of the Company, has invested in 99.5% of the equity in TWY Property Company Ltd, information of which is set out as follows

Name of Company	:	TWY Property Company Ltd
Date & country of incorporation	:	13 November 1987 Thailand
Total issued share capital	:	Baht 211,000,000/- divided into 21,100,000 shares of Baht 10/- each
Principal activity	:	Property holding and development

(7) Cardoville Properties Pte Ltd, an associated company of the Company, has been placed under members' voluntary liquidation.

By Order of the Board

Shufen Loh @ Catherine Shufen Loh
Company Secretary

Submitted by Enid Ling Peek Fong, Company Secretary on 25/03/2004 to the SGX

MASNET No. 58 OF 16.03.2004
Announcement No. 58

04 MAR 30 AM 7:21

CITY DEVELOPMENTS LIMITED

First and Final Dividend for Financial Year 2003 – Change of Corporate Income Tax Rate

On 26 February 2004, the Company announced a first and final dividend of 15% less 22% Singapore income tax for the financial year ended 31 December 2003.

In view of the recent Budget Announcement on 27 February 2004 on the reduction of the Singapore corporate income tax rate from 22% to 20% for the year assessment 2005, payment of the Company's proposed dividend of 15% will now be less 20% Singapore income tax instead of 22% announced earlier.

The proposed first and final dividend, if approved by the shareholders at the Company's forthcoming Annual General Meeting on Thursday, 29 April 2004, will be paid on 19 May 2004.

BY ORDER OF THE BOARD

Enid Ling Peek Fong
Company Secretary

Submitted by Enid Ling Peek Fong, Company Secretary on 16/03/2004 to the SGX